   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 10, 2003


                                                     REGISTRATION NO. 333-108576
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                         POST-EFFECTIVE AMENDMENT NO. 2

                                       TO
                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                           CONTINENTAL AIRLINES, INC.

             (Exact name of registrant as specified in its charter)

                       DELAWARE                                              74-2099724
               (State of incorporation)                         (I.R.S. Employer Identification No.)

                               1600 SMITH STREET
                              HOUSTON, TEXAS 77002
                                 (713) 324-5000
   (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)
                             ---------------------
                            JENNIFER L. VOGEL, ESQ.
                             SENIOR VICE PRESIDENT,
                         GENERAL COUNSEL AND SECRETARY
                               1600 SMITH STREET
                                DEPARTMENT HQSEO
                              HOUSTON, TEXAS 77002
                                 (713) 324-2950
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:
                                 KEVIN P. LEWIS
                             VINSON & ELKINS L.L.P.
                             2300 FIRST CITY TOWER
                           HOUSTON, TEXAS 77002-6760
                                 (713) 758-2222
                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the registration statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information is this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.


                 SUBJECT TO COMPLETION, DATED DECEMBER 10, 2003

PROSPECTUS

                               (CONTINENTAL LOGO)

                           CONTINENTAL AIRLINES, INC.
                                  $175,000,000
                         5% CONVERTIBLE NOTES DUE 2023
                             ---------------------

    This prospectus relates to the offering for resale of our 5% Convertible Notes due 2023 and the shares of our common stock issuable upon conversion of the notes. The notes were offered and issued on June 10, 2003 to qualified institutional buyers, as defined in, and in reliance on, Rule 144A under the Securities Act of 1933, as amended, or the Securities Act, in transactions exempt from, or not subject to, the registration requirements of the Securities Act. This prospectus will be used by selling securityholders to resell their notes and shares of our common stock issuable upon conversion of their notes. We will not receive any proceeds from sales by the selling securityholders.

    We will pay interest at the rate of 5% per year on the principal amount from June 10, 2003, or from the most recent date to which interest has been paid or provided for, semiannually in arrears on June 15 and December 15 of each year, beginning December 15, 2003. The notes will mature on June 15, 2023.

    Holders may convert all or a portion of their notes into shares of our common stock under the following circumstances: (1) at any time during or after any fiscal quarter commencing after June 30, 2003 if the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the fiscal quarter prior to such quarter is greater than 120% of the conversion price per share of common stock on such last day; (2) subject to certain exceptions, during the five business day period after any five consecutive trading day period in which the trading price per $1,000 principal amount of the notes for each day of the five trading day period was less than 98% of the product of the closing sale price of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the notes; (3) if the notes have been called for redemption; or (4) upon the occurrence of specified corporate transactions described in this prospectus.

    The conversion rate is 50 shares of our common stock per $1,000 principal amount of the notes, subject to adjustment. Upon conversion, we may at our option choose to deliver, in lieu of our common stock, cash or a combination of cash and common stock as described herein.

    Beginning June 18, 2010, we may redeem all or a portion of the notes for cash for a price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest, if any.

    Holders may require us to repurchase all or a portion of their notes on June 15, 2010, June 15, 2013 and June 15, 2018 at a repurchase price equal to 100% of the principal amount of the notes to be repurchased plus accrued and unpaid interest, if any. We may at our option choose to pay the repurchase price for any such notes in cash or in shares of common stock (valued as described herein) or any combination thereof. Should we be required to repurchase the notes at any of the redemption dates, it is our policy that we would satisfy the requirement in cash.

    The notes represent our unsubordinated, unsecured obligations. The notes rank equally with all of our other existing and future unsecured and unsubordinated indebtedness. However, the notes are effectively subordinated to all of our existing and future secured debt to the extent of the security on such other debt and to all existing and future obligations of our subsidiaries.


    Our common stock is listed on the New York Stock Exchange and trades under the symbol "CAL". On December 5, 2003, the last reported sale price of our common stock on the New York Stock Exchange was $15.52 per share.


                             ---------------------

 INVESTING IN THE NOTES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.
                             ---------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                               December 10, 2003

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS AND THOSE DOCUMENTS INCORPORATED BY REFERENCE HEREIN. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES OFFERED BY THIS PROSPECTUS IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION OF AN OFFER IN SUCH JURISDICTION. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS OR ANY DOCUMENT INCORPORATED BY REFERENCE IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT COVER OF THE APPLICABLE DOCUMENT.

                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
About This Prospectus.......................................    i
Where You Can Find More Information.........................   ii
Special Note Regarding Forward-Looking Statements...........  iii
Summary.....................................................    1
Risk Factors................................................    4
Use of Proceeds.............................................   11
Ratio of Earnings to Fixed Charges..........................   12
Price Range of Our Common Stock.............................   12
Dividend Policy.............................................   13
Description of Notes........................................   13
Description of Our Capital Stock............................   27
Certain United States Federal Income Tax Considerations.....   33
Certain ERISA Considerations................................   37
Selling Securityholders.....................................   38
Plan of Distribution........................................   42
Legal Matters...............................................   44
Experts.....................................................   44

                             ---------------------

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, utilizing a "shelf" registration process or continuous offering process. Under this shelf registration process, the selling securityholders may, from time to time, sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities which may be offered by the selling securityholders. Each time a selling securityholder sells securities, the selling securityholder is required to provide you with this prospectus and, in certain cases, a prospectus supplement containing specific information about the selling securityholder and the terms of the securities being offered. That prospectus supplement may include additional risk factors or other special considerations applicable to those securities. Any prospectus supplement may also add, update, or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under "Where You Can Find More Information."

     As used in this prospectus, the terms "company," "we," "our," "ours" and "us" may, depending on the context, refer to Continental Airlines, Inc. or to one or more of its consolidated subsidiaries or to all of them taken as a whole. When we refer to "common stock" throughout this prospectus, we include all rights attaching to our common stock under any stockholder rights plan in effect at the relevant time.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms at 450 Fifth Street, N.W., Room 1024, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public over the Internet at the SEC's website at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" into this prospectus the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents we have already filed and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), other than Current Reports (or portions thereof) furnished under Items 9 or 12 of Form 8-K, until the offering of the notes is completed.

     - Annual Report on Form 10-K/A-1 for the year ended December 31, 2002;

     - Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003;


     - Current Reports on Form 8-K filed January 3, 2003, January 15, 2003, February 4, 2003, March 4, 2003, March 19, 2003, March 20, 2003, April 2,
       2003, April 15, 2003, May 2, 2003, May 12, 2003, May 14, 2003, June 3,
       2003, June 5, 2003, June 12, 2003, July 2, 2003, August 4, 2003, August
       5, 2003, September 3, 2003, September 17, 2003, October 2, 2003, November 4, 2003, November 10, 2003, November 18, 2003, December 2, 2003, and
       December 10, 2003;


     - The description of our common stock contained in our Registration Statement on Form 8-A/A, as filed with the SEC on February 6, 2001; and

     - The description and terms of the preferred share purchase rights associated with our common stock contained in our registration statement on Form 8-A/A, as filed with the SEC on January 22, 2001.

     You may obtain any of these incorporated documents from us without charge, excluding any exhibits to these documents unless the exhibit is specifically incorporated by reference in such document, from our website
(www.continental.com) or by requesting them from us in writing or by telephone at the following address:

                           Continental Airlines, Inc.
                               1600 Smith Street
                                  Dept. HQSLG
                              Houston, Texas 77002
                              Attention: Secretary
                           Telephone: (713) 324-2950

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus and the documents we incorporate by reference may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements include any statements that predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe," "anticipate," "expect," "estimate," "project," "will be," "will continue," "will result" or words or phrases of similar meaning.

     Any such forward-looking statements are not assurances of future performance and involve risks and uncertainties. Actual results may vary materially from anticipated results for a number of reasons, including those stated in our SEC reports incorporated in this prospectus by reference or as stated in "Risk Factors".

     All forward-looking statements attributable to us are expressly qualified in their entirety by the cautionary statements above.

     You should not place undue reliance on these forward-looking statements. We caution that the foregoing list of important factors is not exhaustive. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                    SUMMARY

     This summary contains basic information about us and the notes. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read this entire prospectus carefully, including the section entitled "Risk Factors" and our financial statements and the related notes, contained elsewhere or incorporated by reference in this prospectus, before making an investment decision.

                                  OUR COMPANY


     We are a major United States air carrier engaged in the business of transporting passengers, cargo and mail. We are the fifth largest United States airline (as measured by the number of scheduled miles flown by revenue passengers, known as revenue passenger miles, in 2002) and together with ExpressJet Airlines, Inc. ("ExpressJet"), and our wholly owned subsidiary, Continental Micronesia, Inc., served 222 airports worldwide at September 30, 2003. As of September 30, 2003, we flew to 125 domestic and 97 international destinations and offered additional connecting service through alliances with domestic and foreign carriers. We directly served 16 European cities, seven South American cities, Tel Aviv, Hong Kong and Tokyo as of September 30, 2003, and are one of the leading airlines providing service to Mexico and Central America, serving 29 cities, more destinations than any other United States airline. Through its Guam hub, Continental Micronesia provides extensive service in the western Pacific, including service to more Japanese cities than any other United States carrier.


     Our executive offices are located at 1600 Smith Street, Houston, Texas 77002. Our primary telephone number is (713) 324-2950. Our Internet address is www.continental.com. Information on our website is not incorporated into this prospectus and is not a part of this prospectus.

                                  THE OFFERING

Notes.........................   $175,000,000 aggregate principal amount of 5%
                                 Convertible Notes due 2023. Each note was issued at a price of $1,000 per note and has a principal amount of $1,000.

Maturity......................   June 15, 2023.

Interest......................   The notes bear interest at the rate of 5% per
                                 year on the principal amount beginning June 10, 2003, or from the most recent date to which interest has been paid or provided for.
                                 Interest is payable semiannually in arrears on June 15 and December 15 of each year, beginning
                                 December 15, 2003. The interest rate is
                                 calculated using a 360-day year composed of twelve 30-day months.

Conversion Rights.............   Holders may convert all or a portion of their
                                 notes, in multiples of $1,000 principal amount, into common stock only if at least one of the conditions described below is satisfied. For each $1,000 principal amount of notes surrendered for conversion, if the conditions for conversion are satisfied, a holder will receive 50 shares of our common stock, subject to adjustment. When we refer to "common stock" throughout this prospectus, we include all rights attaching to our common stock under any stockholder rights plan in effect at the relevant time. In lieu of delivering shares of our common stock upon conversion of all or any portion of the notes, we may elect to pay cash or a combination of cash and shares of our common stock for the notes surrendered.

                                 Holders may surrender notes for conversion into shares of our common stock at any time during or after any fiscal quarter commencing after June 30, 2003 if the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter is more than 120% of the conversion price per share of common stock on such last day. If the foregoing condition is satisfied, then the notes will be convertible at any time at the option of the holder, through maturity. The conversion price per share as of any day will equal the principal amount of a note, divided by the conversion rate, subject to any adjustments to the conversion rate through that day.

                                 Holders may also surrender notes for conversion during the five business day period after any five consecutive trading day period in which the trading price per $1,000 principal amount of notes for each day of that period was less than 98% of the product of the closing sale price for our common stock for each day of that period and the number of shares of common stock issuable upon conversion of $1,000 principal amount of notes; provided that if on the date of any such conversion that is on or after June 15, 2018, the closing sale price of our common stock is greater than the conversion price, then holders will receive, in lieu of common stock based on the conversion price, cash or common stock or a combination of cash and common stock, at our option, with a value equal to the principal amount of such notes plus accrued and unpaid interest, as of the conversion date.

                                 Notes called for redemption may be surrendered for conversion until the close of business on the business day immediately preceding the redemption date. In addition, if we make a distribution to our stockholders with a per share value of more than 12.5% of the closing sale price of our common stock on the date immediately preceding the declaration of such distribution, or if we are a party to certain consolidations, mergers or binding share exchanges, notes may be surrendered for conversion, as provided in "Description of Notes -- Conversion Rights." The ability to surrender notes for conversion will expire at the close of business on the business day immediately preceding the final maturity date.

Ranking.......................   The notes represent our unsubordinated,
                                 unsecured obligations and rank equal in right of payment to all of our existing and future unsecured and unsubordinated debt. However, the notes are effectively subordinated to all of our existing and future secured debt to the extent of the collateral securing such debt and to all existing and future liabilities of our subsidiaries. See "Description of
                                 Notes -- Ranking of the Notes."

Sinking Fund..................   None.

Redemption of Notes at Our
Option........................   We may redeem for cash all or a portion of the
                                 notes at any time on or after June 18, 2010, at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest, if any. See "Description of Notes -- Redemption of Notes at Our Option."

Repurchase at Option of the
Holder on Specified Dates.....   Holders may require us to repurchase the notes
                                 on June 15 of 2010, 2013 and 2018 at a
                                 repurchase price equal to 100% of their
                                 principal amount, plus accrued and unpaid interest, if any. We may at our option choose to pay the repurchase price for any such notes in cash or in shares of common stock (valued as described herein) or any combination thereof. Should we be required to repurchase the notes at any of the redemption dates, it is our policy that we would satisfy the requirement in cash. See
                                 "Description of Notes -- Repurchase at Option of the Holder on Specified Dates."

Repurchase at Option of the
Holder Upon a Change in
Control.......................   In certain circumstances involving a change in
                                 control (as described under "Description of Notes -- Repurchase at Option of the Holder
                                 Upon a Change in Control") prior to maturity, holders may require us to purchase all or a portion of their notes for cash at a repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any. See
                                 "Description of Notes -- Repurchase at Option of the Holder Upon a Change in Control."

DTC Eligibility...............   The notes were issued in fully registered book
                                 entry form and are represented by one permanent global note without coupons. The global note was deposited with a custodian for and registered in the name of a nominee of The
                                 Depository Trust Company in New York, New York.
                                 Beneficial interests in the global note are shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants, and your interest in the global note may not be exchanged for certificated notes, except in limited circumstances described herein. See
                                 "Description of Notes -- Book-Entry System."

Trading.......................   We do not intend to list the notes on any
                                 national securities exchange. However, the notes and the common stock issuable upon conversion of the notes are eligible for trading in PORTAL.

Common Stock..................   Our common stock is listed on the New York
                                 Stock Exchange under the symbol "CAL".

Use of Proceeds...............   We will not receive any of the proceeds from
                                 the sale of notes or the common stock
                                 contemplated by this prospectus.

                                  RISK FACTORS

     You should read carefully this entire prospectus and the documents incorporated by reference in this prospectus before investing in the notes.

     This prospectus includes "Forward-Looking Statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts included or incorporated by reference in this prospectus, including statements regarding our future financial position, are forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we cannot assure you that such expectations will be correct. Important factors that could cause actual results to differ materially from such expectations are disclosed below and elsewhere in this prospectus. See "Special Note Regarding Forward-Looking Statements."

TERRORIST ATTACKS AND INTERNATIONAL HOSTILITIES

  THE 2001 TERRORIST ATTACKS AND THE RECENT WAR IN IRAQ HAVE ADVERSELY AFFECTED, AND ANY ADDITIONAL TERRORIST ATTACKS OR HOSTILITIES MAY FURTHER ADVERSELY AFFECT, OUR FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS.

     As described in greater detail in our filings with the SEC, the terrorist attacks of September 11, 2001 involving commercial aircraft adversely affected our financial condition, results of operations and prospects, and the airline industry generally. Those effects continue, although they have been mitigated somewhat by increased traffic, money received by us under the Air Transportation Safety and System Stabilization Act (the "Stabilization Act") and the Emergency Wartime Supplemental Appropriations Act and by our cost-cutting measures. Moreover, additional terrorist attacks, even if not made directly on the airline industry, or the fear of such attacks, could further negatively affect us and the airline industry. The recent war in Iraq further decreased demand for air travel, and additional hostilities could potentially have a material adverse impact on our financial condition, liquidity and results of operations.

     Among the effects we experienced from the September 11, 2001 terrorist attacks were significant flight disruption costs caused by the Federal Aviation Administration ("FAA") imposed grounding of the U.S. airline industry's fleet, significantly increased security, insurance and other costs, significantly higher ticket refunds, significantly reduced load factors (defined as revenue passenger miles divided by available seat miles), and significantly reduced yields. Further terrorist attacks against commercial aircraft could result in another grounding of our fleet, and would likely result in significant reductions in load factor and yields, along with increased ticket refunds and security, insurance and other costs. In addition, terrorist attacks not involving commercial aircraft, post-war unrest in Iraq or other world events could result in decreased load factors and yields and could also result in increased costs for us and the airline industry. For instance, fuel costs rose significantly during late 2002 and the first quarter of 2003 and remain at historically high levels. Premiums for aviation insurance have increased substantially, and could escalate further, or certain aviation insurance could become unavailable or available only for reduced amounts of coverage that are insufficient to comply with the levels of insurance coverage required by aircraft lenders and lessors or required by applicable government regulations. Additionally, war-risk coverage or other insurance might cease to be available to our vendors, or might be available only at significantly increased premiums or for reduced amounts of coverage, which could adversely impact our operations or costs.

     Due in part to the lack of predictability of future traffic, business mix and yields, we are currently unable to estimate the long-term impact on us of the events of September 11, 2001 or the impact of any further terrorist attacks or the recent war in Iraq. However, given the magnitude of the unprecedented events of September 11, 2001 and their continuing aftermath, the adverse impact to our financial condition, results of operations, liquidity and prospects may continue to be material, and our financial resources might not be sufficient to absorb it or that of any further terrorist attacks or post-war unrest in Iraq.

RISK FACTORS RELATING TO THE COMPANY

  WE CONTINUE TO EXPERIENCE SIGNIFICANT LOSSES.

     Since September 11, 2001, we have incurred significant losses. We recorded net losses of $451 million in 2002 and $9 million for the first nine months of 2003, and expect to incur significant losses for the fourth quarter and the full year 2003. Passenger revenue per available seat mile and overall passenger revenue for our mainline jet operations have declined since September 11, 2001. Passenger revenue per available seat mile dropped 4.1% for the year ended December 31, 2002 versus the same period in 2001 and overall passenger revenue declined 7.0% during 2002 compared to 2001. During the first nine months of 2003, the revenue decline has moderated slightly, as passenger revenue per available seat mile increased 0.7% and overall passenger revenue increased 1.9% versus the same period in 2002. Business traffic, our most profitable source of revenue, and yields are down significantly from historical levels, and carriers continue to offer reduced fares to attract passengers, which lowers our passenger revenue and yields and raises our break-even load factor. We cannot predict when business traffic or yields will increase. Further, the long-term impact of any changes in fare structures, most importantly in relation to business fares, booking patterns, low-cost competitor growth, increased usage of regional jets, competitor bankruptcies and other changes in industry structure and conduct, cannot be predicted at this time, but could have a material adverse effect on our financial condition, liquidity and results of operations.


     In addition, our capacity purchase agreement with ExpressJet provides that we purchase, in advance, all of ExpressJet's available seat miles for a negotiated price, and we are at risk for reselling the available seat miles at market prices. We previously announced our intention to sell or otherwise dispose of our remaining interests in ExpressJet. During the third quarter of 2003, we sold approximately 9.8 million shares of Holdings common stock to Holdings, reducing our ownership of Holdings from 53.1% to 44.6%. We also contributed approximately 7.4 million shares of Holdings common stock to our defined benefit pension plan, further reducing our ownership of Holdings to 30.9% as of September 30, 2003. The independent trustee for our defined benefit pension plan subsequently sold a portion of the shares of Holdings that we contributed to the plan. As a result of such sales by the defined benefit pension plan, the combined amount of Holdings common stock owned by us and our defined benefit plan fell below 41% on November 12, 2003, the point at which we will no longer consolidate Holdings and ExpressJet. Accordingly, we have deconsolidated Holdings and ExpressJet as of November 12, 2003. The primary effects of the deconsolidation of Holdings from our financial statements are a decrease in current assets, primarily due to the elimination of Holdings' cash, a decrease in total assets, a decrease in long-term debt and a decrease in operating income as a result of the exclusion of Holdings' operating income from our statement of operations. This decrease in operating income is offset by increases in income from our equity in Holdings' earnings. Among the documents incorporated by reference into this Prospectus is a Current Report on Form 8-K dated November 18, 2003, which presents our pro forma consolidated financial statements reflecting (1) our results of operations for the nine months ended September 30, 2003 and the year ended December 31, 2002, as if the accounts of Holdings had been accounted for using the equity method of accounting set forth in APB Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock", rather than being consolidated, effective as of the beginning of each period, and (2) our balance sheet as of September 30, 2003, adjusted to report Holdings using the equity method of accounting as of that date.


  OUR HIGH LEVERAGE MAY AFFECT OUR ABILITY TO SATISFY OUR SIGNIFICANT FINANCING NEEDS OR MEET OUR OBLIGATIONS.

     As is the case with our principal competitors, we have a high proportion of debt compared to our equity capital. We also have significant operating lease and facility rental obligations, as well as significant future funding requirements for a noncontributory defined benefit plan. During 2002, the amount of our long-term debt increased 24%. In addition, we have fewer cash resources than some of our principal competitors and substantially all of our property and equipment is subject to liens securing indebtedness. Accordingly, we may be less able than some of our competitors to withstand a prolonged recession in the airline industry or respond as well to changing economic and competitive conditions. Moreover, competitors emerging from bankruptcy will likely have lower cost structures and greater operating flexibility after reorganizing their companies in bankruptcy.

     As of September 30, 2003, we had approximately:

     - $6.1 billion (including current maturities) of long-term debt and capital lease obligations.

     - $764 million of stockholders' equity.

     - $1.6 billion in consolidated cash, cash equivalents and short-term investments, of which $139 million is restricted cash and $171 million is cash held by Holdings to which we did not have access. Effective November 12, 2003, we no longer consolidate Holdings and ExpressJet.


     We have substantial commitments for capital expenditures, including for the acquisition of new aircraft. As of September 30, 2003, we had firm purchase commitments for 67 aircraft from Boeing, with an estimated cost of approximately $2.6 billion and options to purchase an additional 87 Boeing aircraft. During the second quarter of 2003, we agreed to defer firm deliveries of 36 Boeing 737 aircraft that were originally scheduled for delivery in 2005, 2006 and 2007. These aircraft will now be delivered in 2008 and beyond. Additionally, we reached an agreement with Boeing regarding the terms of delivery of the 11 Boeing 757-300 aircraft that we had on order as of September 30, 2003. We now expect to take delivery of five 757-300 aircraft in 2004. The final six 757-300 aircraft originally scheduled for delivery in late 2004 and the first half of 2005 have been substituted with six 737-800 aircraft expected to be delivered in the second half of 2005. Furthermore, the 757-300 option count has been reduced from 11 to zero. As a result, we expect to take delivery of a total of four Boeing aircraft in the fourth quarter of 2003, 16 Boeing aircraft in 2004 (including the five 757-300 aircraft) and seven Boeing aircraft in 2005. Incorporating these changes to the Boeing order and excluding the two 737-800 aircraft delivered in October and November 2003, we have firm purchase commitments for 65 Boeing aircraft with an estimated cost of approximately $2.5 billion and options to purchase an additional 84 Boeing aircraft.



     We currently have agreements in principle for the financing of the two remaining 737-800 aircraft scheduled for delivery in the fourth quarter of 2003, six of the eleven 737-800 aircraft scheduled for delivery in 2004 and all five of the 757-300 aircraft scheduled for delivery in 2004. We do not have backstop financing or any other financing currently in place for the remainder of the aircraft. In addition, at September 30, 2003, we had firm commitments to purchase eight spare engines related to the new Boeing aircraft for approximately $53 million. We have financing in place for the first three of these spare engines, which are scheduled for delivery between October and December 2003. We do not have any financing currently in place for the remaining five spare engines, which are scheduled to be delivered in 2004 and the first quarter of 2005. Further financing will be needed to satisfy our capital commitments for our firm aircraft. We can provide no assurance that sufficient financing will be available for the aircraft on order or other related capital expenditures.


     As of September 30, 2003, ExpressJet had firm commitments for an additional 56 regional jets from Empresa Brasileira de Aeronautica S.A. delivering through 2006, with an estimated aggregate cost of $1.1 billion. ExpressJet does not have any obligation to take any of these firm aircraft that are not financed by a third party and leased either to ExpressJet or us. Under the capacity purchase agreement between us and ExpressJet, we have agreed to lease as lessee and sublease to ExpressJet the regional jets that are subject to ExpressJet's firm purchase commitments. In addition, under the capacity purchase agreement with ExpressJet, we generally are obligated to purchase all of the capacity provided by these new aircraft as they deliver to ExpressJet. We cannot predict whether passenger traffic levels will enable us to utilize fully regional jets delivering to ExpressJet in the future.

     We also have significant operating lease and facility rental obligations, as well as significant future funding requirements for our noncontributory defined benefit plan. For the year ended December 31, 2002, annual aircraft and facility rental expense under operating leases approximated $1.3 billion. We have a noncontributory defined benefit plan covering substantially all of our employees. We contributed $272 million in cash to the plan in 2003 and approximately 7.4 million shares of Holdings common stock valued at approximately $100 million to the plan on September 9, 2003. As a result, we have satisfied all minimum required contributions to the plan during 2003. Although our 2004 minimum funding requirements are not expected to be material, we currently expect to make significant contributions to the plan in 2004 and thereafter.

     Additional financing will be needed to satisfy our capital commitments. We cannot predict whether sufficient financing will be available. On several occasions subsequent to September 11, 2001, including in March and April 2003, each of Moody's, Standard & Poor's and Fitch, Inc. downgraded the credit ratings of a number of major airlines, including our credit ratings, and further downgrades are possible. Reductions in our credit ratings have increased the interest we pay on new issuances of debt and may increase the cost of and reduce the financing available to us in the future. We do not have debt obligations that would be accelerated as a result of a credit rating downgrade.

  SIGNIFICANT CHANGES OR EXTENDED PERIODS OF HIGH FUEL COSTS OR FUEL SUPPLY DISRUPTIONS WOULD MATERIALLY AFFECT OUR OPERATING RESULTS.

     Fuel costs, which are at historically high levels, constitute a significant portion of our operating expense. Fuel costs represented approximately 11.7% of our operating expenses for the year ended December 31, 2002 and 13.9% of our operating expenses for the year ended December 31, 2001. Fuel costs represented approximately 15.0% of our operating expenses for the nine months ended September 30, 2003, compared to 11.1% for the same period in 2002. Fuel prices and supplies are influenced significantly by international political and economic circumstances, such as the political crises in Venezuela and Nigeria and post-war unrest in Iraq. From time to time we enter into petroleum swap contracts, petroleum call option contracts and/or jet fuel purchase commitments to provide some short-term protection (generally three to six months) against a sharp increase in jet fuel prices. Depending upon the hedging method employed, our strategy may limit our ability to benefit from declines in fuel prices. We have hedged approximately 60% of our fuel requirements for the remainder of 2003 with petroleum call options. If a future fuel supply shortage were to arise from OPEC production curtailments, a disruption of oil imports, post-war unrest in Iraq, other conflicts in the Middle East, or otherwise, higher fuel prices or reduction of scheduled airline service could result. Significant changes in fuel costs would materially affect our operating results.

  LABOR COSTS IMPACT OUR RESULTS OF OPERATIONS.

     Labor costs constitute a significant percentage of our total operating costs. Many of our work groups are represented by unions. Our mechanics, represented by the International Brotherhood of Teamsters, ratified a new four-year collective bargaining agreement in December 2002 that made an adjustment to current pay and recognized current industry conditions. This agreement becomes amendable with respect to wages, pension and health insurance provisions on December 31, 2003. Work rules and other contract items are established through 2006. Collective bargaining agreements between us and our pilots and between ExpressJet and its pilots (both of whom are represented by the Air Line Pilots Association) became amendable in October 2002. After being deferred due to the economic uncertainty following the September 11, 2001 terrorist attacks, negotiations recommenced in September 2002 and are continuing. Although we may incur increased labor costs in connection with the negotiation of the pilot collective bargaining agreements, the labor cost uncertainty associated with recent major hub-and-spoke carrier bankruptcies makes predicting the outcome of negotiations more difficult. US Airways Group, Inc. and United Air Lines, Inc. have significantly decreased their labor costs during their bankruptcy cases. Earlier this year, American Airlines, Inc. agreed with its major labor groups on significant labor cost reductions. Delta Air Lines, Inc. and Northwest Airlines, Inc. have each announced that they are seeking to decrease their labor costs significantly. Although we enjoy generally good relations with our employees, we can provide no assurance that we will not experience labor disruptions in the future.

  OUR ABILITY TO UTILIZE CERTAIN NET OPERATING LOSS CARRYFORWARDS OR INVESTMENT TAX CREDITS MAY BE LIMITED BY CERTAIN EVENTS.

     Our ability to utilize certain net operating loss carryforwards may be limited by certain events. At December 31, 2002, we had estimated net operating loss carryforwards ("NOLs") of $2.0 billion for federal income tax purposes that will expire through 2022. Due to a change in our ownership on April 27, 1993, the ultimate utilization of our NOLs may be limited, as described below.

     Section 382 of the Internal Revenue Code ("Section 382") imposes limitations on a corporation's ability to utilize NOLs if it experiences an "ownership change." In general terms, an ownership change may result from transactions increasing the ownership of certain stockholders in the stock of a corporation by more than 50 percentage points over a three-year period. In the event of an ownership change, utilization of our NOLs would be subject to an annual limitation under Section 382 determined by multiplying the value of our stock at the time of the ownership change by the applicable long-term tax-exempt rate (which is 4.65% for September 2003). Any unused annual limitation may be carried over to later years. The amount of the limitation may under certain circumstances be increased by the built-in gains in assets held by us at the time of the change that are recognized in the five-year period after the change. Under current conditions, if an ownership change were to occur, our annual NOL utilization would be limited to approximately $52 million per year other than through the recognition of future built-in gain transactions.

     We believe that ExpressJet Holdings, Inc.'s initial public offering created a change in ownership limitation on the utilization of ExpressJet's NOLs. As a result, ExpressJet will be limited in the utilization of its NOLs to offset up to approximately $43 million of post-change taxable income per year. At December 31, 2002, ExpressJet's stand-alone NOLs were $105 million, which expire between 2004 and 2020. We do not expect this limitation to have any material impact on our financial condition.

     The Internal Revenue Service ("IRS") is in the process of examining our income tax returns for years through 1999 and has indicated that it may disallow certain deductions we claimed. In addition, the IRS has begun an examination of our income tax returns for the years 2000 and 2001. We believe the ultimate resolution of these audits will not have a material adverse effect on our financial condition, liquidity or results of operations.

  CONTINENTAL MICRONESIA'S DEPENDENCE ON THE JAPANESE ECONOMY MAY RESULT IN CURRENCY RISK.

     Because the majority of Continental Micronesia's traffic originates in Japan, its results of operations are substantially affected by the Japanese economy and changes in the value of the yen as compared to the U.S. dollar. To reduce the potential negative impact on Continental Micronesia's earnings associated with fluctuations in currency, we have entered into option and forward contracts as a hedge against a portion of our expected net yen cash flow position. As of September 30, 2003, we had entered into option and forward contracts to hedge approximately 70% and 51% of our projected yen-denominated net cash flows for the remainder of 2003 and 2004, respectively.

RISK FACTORS RELATING TO THE AIRLINE INDUSTRY

  THE AIRLINE INDUSTRY IS HIGHLY COMPETITIVE.

     The airline industry is highly competitive and susceptible to price discounting. Carriers use discount fares to stimulate traffic during periods of slack demand, to generate cash flow and to increase market share. Some of our competitors have substantially greater financial resources or lower cost structures than us, or both. In recent years, the market share held by low cost carriers has increased significantly and is expected to continue to increase.

     Airline profit levels are highly sensitive to changes in fuel costs, fare levels and passenger demand. Passenger demand and fare levels are influenced by, among other things, the state of the global economy, domestic and international events, airline capacity and pricing actions taken by carriers. The weak U.S. economy, turbulent international events and extensive price discounting by carriers contributed to unprecedented losses for U.S. airlines from 1990 to 1993. Since September 11, 2001, these same factors, together with the effects of the terrorist attacks and the recent war in Iraq, have resulted in dramatic losses for us and the airline industry generally. We cannot predict when conditions will improve. US Airways Group, Inc., United Air Lines, Inc. and several small competitors have filed for bankruptcy protection, although US Airways emerged from bankruptcy on March 31, 2003. Other carriers could follow. These carriers could operate under bankruptcy protection in a manner that would be adverse to us and could emerge from bankruptcy as more vigorous competitors with substantially lower costs.

     In recent years, the major U.S. airlines have sought to form marketing alliances with other U.S. and foreign air carriers. Such alliances generally provide for codesharing, frequent flyer reciprocity, coordinated scheduling of flights of each alliance member to permit convenient connections and other joint marketing activities. Such arrangements permit an airline to market flights operated by other alliance members as its own. This increases the destinations, connections and frequencies offered by the airline, which provide an opportunity to increase traffic on its segment of flights connecting with its alliance partners. Our alliance with Northwest Airlines, Inc. and our new alliance with Delta Air Lines, Inc. and Northwest Airlines, Inc. are examples of such arrangements, and we have existing alliances with numerous other air carriers. Other major U.S. airlines have alliances or planned alliances more extensive than ours, providing them with route systems of relatively greater utility to customers than our more limited route system. We cannot predict the extent to which we will be disadvantaged by competing alliances.

     Since its deregulation in 1978, the U.S. airline industry has undergone substantial consolidation, and it may in the future experience additional consolidation. We routinely monitor changes in the competitive landscape and engage in analysis and discussions regarding our strategic position, including alliances and business combination transactions. We have had, and expect to continue to have, discussions with third parties regarding strategic alternatives. The impact of any consolidation within the U.S. airline industry cannot be predicted at this time.

  THE AVIATION SECURITY ACT WILL IMPOSE ADDITIONAL COSTS AND MAY CAUSE SERVICE DISRUPTIONS.

     In November 2001, the President signed into law the Aviation and Transportation Security Act (the "Aviation Security Act"). This law federalized substantially all aspects of civil aviation security, creating a new Transportation Security Administration under the Department of Transportation (the "TSA"). Among other things, the law required that all checked baggage be screened by explosive detection systems by December 31, 2002 (although during the implementation phase, other permitted methods of screening are being utilized and federal law permits individual airports to request extensions of such deadline). At some airports, the TSA has provided for temporary security measures. Implementation of the requirements of the Aviation Security Act has resulted in increased costs for the airline industry and may result in additional costs, delays and disruptions in air travel. However, pursuant to the Emergency Wartime Supplemental Appropriations Act, some of these costs have been reimbursed by the U.S. government. In May 2003, Continental received and recognized in earnings $176 million in cash from the U.S. government pursuant to the Emergency Wartime Supplemental Appropriations Act. This amount is reimbursement for Continental's proportional share of passenger security and air carrier security fees paid or collected by U.S. carriers as of the date of enactment of the legislation, together with other items.

  OUR BUSINESS IS SUBJECT TO EXTENSIVE GOVERNMENT REGULATION.

     As evidenced by the enactment of the Aviation Security Act, airlines are subject to extensive regulatory and legal compliance requirements that result in significant costs. Additional laws, regulations, taxes and airport rates and charges have been proposed from time to time that could significantly increase the cost of airline operations or reduce revenue. The FAA from time to time issues directives and other regulations relating to the maintenance and operation of aircraft that require significant expenditures. Some FAA requirements cover, among other things, retirement of older aircraft, security measures, collision avoidance systems, airborne windshear avoidance systems, noise abatement and other environmental concerns, commuter aircraft safety and increased inspections and maintenance procedures to be conducted on older aircraft. We expect to continue incurring expenses to comply with the FAA's regulations.

     Additionally, because of significantly higher security and other costs incurred by airports since September 11, 2001, and because reduced landing weights since September 11, 2001 have reduced the fees airlines pay to airports, many airports are significantly increasing their rates and charges to air carriers, including to us. Restrictions on the ownership and transfer of airline routes and takeoff and landing slots have also been proposed. The ability of U.S. carriers to operate international routes is subject to change because the applicable arrangements between the United States and foreign governments may be amended from time to time, or because appropriate slots or facilities are not made available. We cannot provide assurance that current laws and regulations, or laws or regulations enacted in the future, will not adversely affect us.

  OUR OPERATIONS ARE AFFECTED BY THE SEASONALITY ASSOCIATED WITH THE AIRLINE INDUSTRY.

     Due to greater demand for air travel during the summer months, revenue in the airline industry in the second and third quarters of the year is generally stronger than revenue in the first and fourth quarters of the year for most U.S. air carriers. Our results of operations generally reflect this seasonality.

RISKS RELATED TO THE NOTES

  THE NOTES ARE UNSECURED AND EFFECTIVELY SUBORDINATED TO OUR SECURED DEBT AND TO ALL OBLIGATIONS OF OUR SUBSIDIARIES.

     The notes represent our unsubordinated, unsecured obligations and rank equal in right of payment to all of our other existing and future unsecured and unsubordinated debt. However, the notes are effectively subordinated to all of our existing and future secured debt, to the extent of the security on such other debt and to all existing and future obligations of our subsidiaries. As of September 30, 2003, after giving effect to the offering of the notes, we and our subsidiaries had $6.1 billion (including current maturities) of long-term debt and capital lease obligations outstanding, of which $5.1 billion was secured by our assets and the assets of our subsidiaries. In addition, we have entered into guarantees for approximately $1.6 billion aggregate principal amount of tax-exempt special facilities revenue bonds and related interest. These bonds, issued by various airport municipalities, are payable solely from our rentals paid under long-term agreements with the respective governing bodies.

     In the event of any distribution of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization, or other bankruptcy proceeding, holders of secured indebtedness will have prior claim to those of our assets that constitute their collateral. Holders of the notes will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the notes. As a result, holders of notes may receive less, ratably, than holders of secured indebtedness.

     We are not restricted by the notes from incurring indebtedness, and our subsidiaries may incur significant indebtedness without guaranteeing the notes. In addition, the notes do not restrict the ability of us or our subsidiaries to incur liens.

  WE MAY NOT HAVE THE FINANCIAL RESOURCES TO REPURCHASE THE NOTES UPON THE OCCURRENCE OF A "CHANGE IN CONTROL" OR AT THE OPTION OF A HOLDER.

     In the event of a "change in control" under the indenture governing the notes, we will have to offer to repurchase all outstanding notes at a purchase price equal to 100% of the principal amount plus accrued and unpaid interest, if any. In addition, holders may require us to repurchase their notes on June 15 of 2010, 2013 and 2018. It is possible that we will not have, nor have access to, sufficient funds at the time of any such repurchase request or change of control to make the required repurchase of the notes. In addition, our ability to repurchase the notes in cash in such event may be limited by law, by the indenture, by the terms of other agreements relating to our outstanding debt and by debt and agreements which may be entered into, replaced, supplemented or amended from time to time. Further, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a change of control under the indenture. See "Description of Notes -- Repurchase at Option of the Holder" and "-- Repurchase at Option of the Holder Upon a Change in Control."

  THERE IS NO PUBLIC MARKET FOR THE NOTES.

     There is no established trading market for the notes. The notes are eligible for trading in PORTAL, but no market for the notes may develop, and any market that develops may not last. We do not intend to apply for listing of the notes on any securities exchange or other stock market.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the notes or the common stock contemplated by this prospectus. See "Selling Securityholders" for a list of those entities receiving proceeds from the sale of the notes or the underlying common stock.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratios of our "earnings" to our "fixed charges" for each of the years 1998 through 2002 and for the nine months ended September 30, 2003 were:

 NINE MONTHS
    ENDED           YEAR ENDED DECEMBER 31,
SEPTEMBER 30,   --------------------------------
    2003        2002   2001   2000   1999   1998
-------------   ----   ----   ----   ----   ----
    1.11         --(1)  --(1) 1.51   1.80   1.87

---------------

(1) For the years ended December 31, 2002 and 2001, earnings were inadequate to cover fixed charges and the coverage deficiency was $640 million and $159 million, respectively.

     For purposes of the ratios, "earnings" means the sum of:

     - our pre-tax income (loss) adjusted for undistributed income of companies in which we have a minority equity interest; and

     - our fixed charges, net of interest capitalized.

     "Fixed charges" represent:

     - the interest we pay on borrowed funds;

     - the amount we amortize for debt discount, premium and issuance expense and interest previously capitalized; and

     - that portion of rentals considered to be representative of interest expense.

                        PRICE RANGE OF OUR COMMON STOCK

     Our common stock (Class B common stock) is quoted on the New York Stock Exchange under the symbol "CAL". The table below shows the high and low sales prices for our common stock for the period indicated below:


                                                               HIGH     LOW
                                                              ------   ------
FISCAL 2003
  Fourth Quarter (through December 5).......................  $21.70   $14.85
  Third Quarter.............................................   18.87    12.05
  Second Quarter............................................   15.90     5.30
  First Quarter.............................................    9.39     4.16
FISCAL 2002
  Fourth Quarter............................................  $ 9.85   $ 3.59
  Third Quarter.............................................   16.00     4.80
  Second Quarter............................................   30.50    14.46
  First Quarter.............................................   35.25    25.74
FISCAL 2001
  Fourth Quarter............................................  $27.50   $14.85
  Third Quarter.............................................   52.32    12.35
  Second Quarter............................................   51.95    38.70
  First Quarter.............................................   57.88    39.10

                                DIVIDEND POLICY

     We have paid no cash dividends on our common stock and have no current intention of doing so. Certain of our credit agreements restrict our and some of our subsidiaries' ability to pay cash dividends or repurchase capital stock by imposing minimum unrestricted cash requirements on us and limiting the amount of any dividends and repurchases when aggregated with other payments or distributions. Any future determination to pay cash dividends will be at the discretion of our board of directors, subject to applicable limitations under Delaware law, and will be dependent upon our results of operations, financial condition, contractual restrictions and other factors deemed relevant by our board of directors.

                              DESCRIPTION OF NOTES

     We issued the notes under an indenture, dated as of June 10, 2003, between us, as issuer, and Bank One, N.A., as trustee. The following summarizes the material provisions of the notes. We refer to the indenture as the "indenture." The following description does not purport to be complete and is subject to, and qualified by reference to, all of the provisions of the indenture and the notes, which we urge you to read because they, and not this description, define your rights as a note holder. A copy of the indenture has been filed with the registration statement relating to this prospectus. As used in this description of notes, the words "we," "us" and "our" refer only to Continental Airlines, Inc. and do not include any current, former or future subsidiary of Continental Airlines, Inc.

GENERAL

     The notes are limited to $175,000,000 aggregate principal amount. The notes will mature on June 15, 2023. The principal amount, and the issue price, of each note is $1,000. The notes are payable at the principal corporate trust office of the paying agent, which is currently an office or agency of the trustee, or an office or agency maintained by us for such purpose, in the Borough of Manhattan, The City of New York.

     The notes bear interest at the rate of 5% per year on the principal amount from June 10, 2003, or from the most recent date to which interest has been paid or provided for. Interest is payable semiannually in arrears on June 15 and December 15, commencing on December 15, 2003, to holders of record at the close of business on the June 1 and December 1 immediately preceding such interest payment date. Each payment of interest on the notes will include interest accrued through the day before the applicable interest payment date (or purchase, redemption or, in certain circumstances, conversion date, as the case may be). Any payment required to be made on any day that is not a business day will be made on the next succeeding business day. The interest rate is calculated using a 360-day year composed of twelve 30-day months.

     Maturity, conversion, repurchase by us at the option of a holder or redemption of a note at our option will cause the interest, if any, to cease to accrue on such note. We may not reissue a note that has matured or been converted, repurchased by us at your option, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of such note.

     Notes may be presented for conversion at the office of the conversion agent and for exchange or registration of transfer at the office of the registrar. The conversion agent and the registrar are currently the trustee. No service charge will be made for any registration of transfer or exchange of notes. However, the holder will be required to pay any tax, assessment or other governmental charge payable as a result of such transfer or exchange.

     The indenture does not limit the amount of other indebtedness or securities that may be issued by us or any of our subsidiaries. The indenture does not contain any financial covenants or restrictions on the payment of dividends, the incurrence of senior debt or the issuance or repurchase of our securities (other than the notes). The indenture contains no covenants or other provisions to afford protection to holders of notes in the event of a highly leveraged transaction or a change in control except to the extent described under "Repurchase at Option of the Holder Upon a Change in Control."

METHODS OF RECEIVING PAYMENTS ON THE NOTES

     Each installment of semiannual interest on any note shall be paid in same-day funds by transfer to an account maintained by the payee located inside the United States, if the trustee shall have received proper wire transfer instructions from such payee not later than the related record date or, if no such instructions have been received, by check drawn on a bank in New York City mailed to the payee at its address set forth on the registrar's books.

PAYING AGENT AND REGISTRAR FOR THE NOTES

     The trustee is currently acting as paying agent and registrar. We may change the paying agent or registrar without prior notice to the holders of the notes, and we or any of our subsidiaries may act as paying agent or registrar.

RANKING OF THE NOTES

     The notes represent our unsubordinated, unsecured obligations and rank equal in right of payment to all of our other existing and future unsecured and unsubordinated indebtedness. However, the notes are effectively subordinated to all of our existing and future secured indebtedness to the extent of the security on such other debt and to all existing and future obligations of our subsidiaries.

     As of September 30, 2003, we and our subsidiaries had:

     - approximately $6.1 billion (including current maturities) of long-term debt and capital lease obligations, including outstanding debt of approximately $4.4 billion that would have been effectively senior to the notes;

     - entered into guarantees for $1.6 billion aggregate principal amount of tax-exempt special facilities revenue bonds and related interest; and

     - $764 million of stockholders' equity.

     Holders of the notes are creditors of only Continental Airlines, Inc. and not our subsidiaries. The ability of our creditors, including you, to participate in any distribution of assets of any of our subsidiaries upon liquidation or bankruptcy will be subject to the prior claims of that subsidiary's creditors, including trade creditors, and any prior or equal claim of any equity holder of that subsidiary. As a result, you may receive less, proportionately, than our secured creditors and the creditors of our subsidiaries. See "Risk Factors -- The notes are unsecured and effectively subordinated to our secured debt and to all obligations of our subsidiaries."

CONVERSION RIGHTS

     Holders may convert all or a portion of their notes, in multiples of $1,000 principal amount, into common stock only if at least one of the conditions described below under "-- Events Permitting Conversion" is satisfied. In addition, a holder may convert a note until the close of business on the business day immediately preceding the redemption date if we call a note for redemption. A note for which a holder has delivered a repurchase notice or a notice requiring us to repurchase such note upon a Change in Control (as defined below) may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

     The initial conversion rate is 50 shares of common stock per $1,000 principal amount of each note, subject to adjustment upon the occurrence of the events described below. A holder of a note otherwise entitled to a fractional share will receive cash equal to the applicable portion of the closing sale price of our common stock on the trading day immediately preceding the conversion date. Upon a surrender of notes for conversion, we will have the option to deliver cash or a combination of cash and shares of our common stock as described below. The ability to surrender notes for conversion will expire at the close of business on the business day immediately preceding the final maturity date.

     To exercise its conversion right, a holder must:

     - complete and manually sign a conversion notice, a form of which is on the back of the note, and deliver the conversion notice to the conversion agent;

     - surrender the note to the conversion agent;

     - if required by the conversion agent, furnish appropriate endorsements and transfer documents; and

     - if required, pay all transfer or similar taxes.

     On conversion of a note, a holder will not receive, except as described below, any cash payment of accrued interest. Delivery to the holder of the full number of shares of common stock (or, at our option, cash in lieu thereof) into which $1,000 principal amount of the note is convertible, together with any cash payment of such holder's fractional shares, will be deemed to satisfy:

     - our obligation to pay the principal amount of the note; and

     - except as described below, our obligation to pay accrued but unpaid interest attributable to the period from the most recent interest payment date through the conversion date.

     As a result, accrued interest will be deemed to be paid in full rather than cancelled, extinguished or forfeited, except as described below. Holders of notes at the close of business on a record date will receive payment of interest payable on the corresponding interest payment date notwithstanding the conversion of such notes at any time after the close of business on such record date. Notes surrendered for conversion by a holder during the period from the close of business on any record date to the opening of business on the next interest payment date, except for notes to be redeemed within this period or on the next interest payment date, must be accompanied by payment of an amount equal to the interest that the holder is to receive on the principal amount of notes so converted.

     In lieu of delivery of shares of our common stock upon notice of conversion of any notes, we may elect to pay holders surrendering notes an amount in cash per $1,000 principal amount per note equal to the average sale price of our common stock for the five consecutive trading days immediately following either
(a) the date of our notice of our election to deliver cash as described below if we have not given notice of redemption, or (b) the conversion date, in the case of conversion following our notice of redemption specifying that we intend to deliver cash upon conversion, in either case multiplied by the conversion rate in effect on that date. We will inform the holders through the trustee no later than two business days following the conversion date of our election to deliver shares of our common stock or to pay cash in lieu of delivery of the shares, unless we have already informed holders of our election in connection with our optional redemption of the notes as described under "-- Redemption of Notes at Our Option." If we elect to deliver all of such payment in shares of our common stock, the shares will be delivered through the conversion agent no later than the fifth business day following the conversion date. If we elect to pay all or a portion of such payment in cash, the payment, including any delivery of our common stock, will be made to holders surrendering notes no later than the tenth business day following the applicable conversion date. If an Event of Default, as described under "-- Events of Default" below (other than a Default (as defined below) in a cash payment upon conversion of the notes), has occurred and is continuing, the indenture will not permit us to pay cash upon conversion of any notes or portion of a note (other than cash for fractional shares).

     For a discussion of the tax treatment of a holder receiving shares of our common stock or cash upon surrendering notes for conversion, see "Certain United States Federal Income Tax Considerations -- Consequences to U.S. Holders,
 -- Exchange of Notes into Common Stock, Cash or a Combination Thereof."

     We will adjust the initial conversion rate for certain events, including:

          (1) the payment of dividends or distributions payable in our common stock on our common stock;

          (2) the issuance to all holders of our common stock of certain rights or warrants to purchase our common stock (or securities convertible into our common stock) at less than (or having a conversion price per share less than) the current market price of our common stock; provided, however, that if the rights or warrants are exercisable only upon the occurrence of a triggering event, then the conversion price will not be adjusted until such triggering event occurs;

          (3) subdivisions and combinations of our common stock;

          (4) the payment of dividends or distributions to all holders of our common stock consisting of our indebtedness, securities or capital stock (including dividends or other distributions of shares of capital stock of any class or series, or similar equity interests, of or relating to a subsidiary or other business unit of Continental Airlines, Inc.), cash or assets, excluding any rights, warrants, dividends or distributions referred to in paragraphs (1) and (2) above and dividends and distributions paid exclusively in cash;

          (5) distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in the preceding paragraph and excluding cash distributed upon certain mergers or consolidations) to all holders of our common stock in an aggregate amount that, combined together with (i) other such all-cash distributions made within the preceding 12 months in respect of which no adjustment to the conversion rate has been made and (ii) any cash and the fair market value of other consideration payable in respect of any tender offer by us or any of our subsidiaries for common stock concluded within the preceding 12 months in respect of which no adjustment to the conversion rate has been made, exceeds 12.5% of our market capitalization (being the product of the then current market price of the common stock and the number of shares of common stock then outstanding) on the record date for such distribution; and

          (6) the successful completion of a tender offer made by us or any of our subsidiaries for our common stock which involves an aggregate consideration that, together with (i) any cash and other consideration payable in any other previous successfully completed tender offer made by us or any of our subsidiaries for our common stock expiring within the 12 months preceding the expiration of the first tender offer referred to in this paragraph in respect of which no adjustment to the conversion rate has been made and (ii) the aggregate amount of any such all-cash distributions referred to in the preceding paragraph to all holders of common stock within the 12 months preceding the expiration of the first tender offer referred to in this paragraph in respect of which no adjustments to the conversion rate have been made, exceeds 12.5% of our market capitalization on the expiration of such tender offer; provided, that for purposes of this paragraph, purchases pursuant to a stock buyback program shall not constitute a tender offer.

     The conversion rate will not be adjusted for the issuance of our common stock (or securities convertible into or exchangeable for our common stock), except as described above. For example, the conversion rate will not be adjusted upon the issuance of shares of our common stock:

     - under any present or future plan providing for the reinvestment of dividends or interest payable on our securities;

     - in connection with the investment of additional optional amounts in shares of our common stock under any plan described in the preceding bullet point;

     - under any present or future employee benefit plan or program of ours; or

     - pursuant to any option, warrant or right or exercisable, exchangeable or convertible security outstanding as of the date the notes are first issued.

     We may from time to time, to the extent permitted by law, increase the conversion rate of the notes by any amount. We may make such increases in the conversion rate, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

     We will not make an adjustment in the conversion rate unless such adjustment would require a change of at least 1% in the conversion rate then in effect at such time. We will carry forward and take into account in any subsequent adjustment any adjustment that would otherwise be required to be made.

     In the event that we pay a dividend or make a distribution on shares of our common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which "ex-dividend trading" commences for such dividend or distribution on the principal United States securities exchange or market on which the securities are then listed or quoted.

     In the event that we elect to make a distribution to all holders of shares of our common stock pursuant to clause (2) or clause (4) of the fifth preceding paragraph, which has a per share value equal to more than 12.5% of the closing sale price of our shares of common stock on the day preceding the declaration date for such distribution, we will be required to give notice to the holders of notes at least 20 days prior to the date for such distribution and, upon the giving of such notice, the notes may be surrendered for conversion at any time until the close of business on the business day prior to the date of distribution or until we announce that such distribution will not take place.

     Holders of the notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal income tax as a dividend upon:

     - a taxable distribution to holders of common stock which results in an adjustment of the conversion rate;

     - an increase in the conversion rate at our discretion; or

     - failure to adjust the conversion rate in some instances.

     See "Certain United States Federal Income Tax
Considerations -- Consequences to U.S. Holders -- Constructive Dividend."

     If we are a party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of our assets, the right to convert a note into common stock may be changed into a right to convert it into the kind and amount of securities, cash or other assets of Continental Airlines, Inc. or those of another person which the holder would have received if the holder had converted the notes immediately prior to the transaction. However, if such transaction constitutes a Change in Control as defined below, the notes will cease to be convertible after the fifteenth day following the actual effective date of the transaction giving rise to such Change in Control.

     The conversion agent will, on our behalf, determine if the notes are convertible and notify the trustee and us accordingly. If one or more of the conditions to the conversion of the notes has been satisfied, we will promptly notify the holders of the notes thereof and use our reasonable best efforts to post this information on our website or otherwise publicly disclose this information.

     A "trading day" is any day on which the New York Stock Exchange is open for trading or, if the applicable security is quoted on the Nasdaq National Market, a day on which trades may be made on such market or, if the applicable security is not so listed, admitted for trading or quoted, any business day.

EVENTS PERMITTING CONVERSION

     Conversion Based on Common Stock Price. Holders may surrender notes for conversion at any time during or after any fiscal quarter commencing after June 30, 2003 if the sale price of our common stock (as defined below) for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter is more than 120% of the conversion price (as defined below) per share of common stock on the last day of such preceding fiscal quarter. If the foregoing condition is satisfied, then the notes will be convertible at any time thereafter at the option of the holder, through maturity. Upon a surrender of notes for conversion, in lieu of delivery of shares of our common stock, we will have the right to deliver cash or a combination of cash and common stock, as described above.

     The conversion price per share as of any day will equal the principal amount of a note, divided by the conversion rate on that day. The sale price of our common stock on any trading day means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date on the principal national securities exchange on which the common stock is listed or, if our common stock is not listed on a national securities exchange, as reported by the Nasdaq National Market or otherwise as provided in the indenture.

     Conversion Based on Trading Price of Notes. Subject to the exception in the paragraph below, holders may also surrender notes for conversion prior to maturity during the five business day period after any five consecutive trading day period in which the "trading price" per $1,000 principal amount of notes, as determined following a request by a holder of notes in accordance with the procedures described below, for each day of that period was less than 98% of the product of the closing sale price of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of notes (the "trading price condition"). Upon a surrender of notes for conversion, in lieu of delivery of shares of our common stock, we will have the right to deliver cash or a combination of cash and common stock, as described above.

     Notwithstanding the foregoing paragraph, if on the date of any conversion pursuant to the trading price condition that is on or after June 15, 2018, the closing sale price of our common stock is greater than the conversion price, then holders will receive, in lieu of common stock based on the conversion price, cash or common stock or a combination of cash and common stock, at our option, with a value equal to the principal amount of such notes plus accrued and unpaid interest, as of the conversion date ("Principal Value Conversion"). We will notify holders that surrender their notes for conversion, if it is a Principal Value Conversion, by the second trading day following the date of conversion, whether we will pay them all or a portion of the principal amount plus accrued and unpaid interest in cash, common stock or a combination of cash and common stock, and in what percentage. Any common stock delivered upon a Principal Value Conversion will be valued at the greater of the conversion price on the conversion date and the applicable stock price as of the conversion date. We will pay such holders any portion of the principal amount plus accrued and unpaid interest to be paid in cash and deliver common stock with respect to any portion of the principal amount plus accrued and unpaid interest to be paid in common stock no later than the third business day following the determination of the applicable stock price.

     The "applicable stock price" means, in respect of a date of determination, the average of the closing sales price per share of common stock over the five-trading day period starting the third trading day following such date of determination.

     The "trading price" of the notes on any date of determination means the average of the secondary market bid quotations obtained by the trustee for $10 million principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select; provided that if three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the trustee, that one bid shall be used. If the trustee cannot reasonably obtain at least one bid for $10 million principal amount of the notes from a nationally recognized securities dealer, then the trading price per $1,000 principal amount of notes will be deemed to be less than 98% of the product of the "closing sale price" of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the notes.

     In connection with any conversion upon satisfaction of the above trading pricing condition, the trustee will have no obligation to determine the trading price of the notes unless we have requested such determination; and we shall have no obligation to make such request unless a holder of the notes provides us with reasonable evidence that the trading price per $1,000 principal amount of notes would be less than 98% of the product of the closing sale price of our common stock and the number of shares of common stock issuable upon conversion of $1,000 principal amount of the notes. At such time, we shall instruct the trustee to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price per $1,000 principal amount of the notes is greater than 98% of the product of the closing sale price of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the notes.

     Conversion Based on Redemption. A holder may surrender for conversion a note called for redemption at any time prior to the close of business on the business day immediately preceding the redemption date, even if it is not otherwise convertible at such time. A note for which a holder has delivered a repurchase notice or a notice requiring us to redeem such note upon a Change in Control may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture. Upon a surrender of notes for conversion, in lieu of delivery of shares of our common stock, we will have the right to deliver cash or a combination of cash and common stock, as described above.

     Conversion Upon Occurrence of Certain Corporate Transactions. If we are party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of our assets pursuant to which our common stock would be converted into cash, securities or other property, reclassified or changed, a note may be surrendered for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual effective date of such transaction. Upon a surrender of notes for conversion, in lieu of delivery of shares of our common stock, we will have the right to deliver cash or a combination of cash and common stock, as described above. At the effective date of any such transaction, the right to convert a note into common stock will be changed into a right to convert it into the kind and amount of securities, cash or other of our assets or another person which the holder would have received if the holder had converted the holder's notes into shares of our common stock immediately prior to the transaction. If such transaction also constitutes a Change in Control, the holder will be able to require us to purchase all or a portion of such holder's notes as described under "-- Repurchase at Option of the Holder Upon a Change in Control."

     Conversion Upon Occurrence of Specified Distributions. The notes will also be convertible upon the occurrence of certain distributions resulting in an adjustment to the conversion rate as described above.

REDEMPTION OF NOTES AT OUR OPTION

     No sinking fund is provided for the notes. Prior to June 18, 2010, we cannot redeem the notes at our option. Beginning on June 18, 2010, we may redeem the notes for cash, as a whole at any time or from time to time in part. We will give not less than 30 days' or more than 60 days' notice of redemption by mail to holders of notes.

     If redeemed at our option, the notes will be redeemed at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest, if any.

     If less than all of the outstanding notes are to be redeemed, the trustee will select the notes to be redeemed in principal amounts of $1,000 or integral multiples of $1,000 principal amount. In this case, the trustee may select the notes by lot, pro rata or by any other method the trustee considers fair and appropriate. If a portion of a holder's notes is selected for partial redemption and the holder converts a portion of the notes, the converted portion will be deemed to be the portion selected for redemption.

REPURCHASE AT OPTION OF THE HOLDER ON SPECIFIED DATES

     Holders have the right to require us to repurchase the notes on June 15 of 2010, 2013 and 2018. We will be required to repurchase any outstanding note for which a holder delivers a written repurchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the third business day prior to the repurchase date. If a repurchase notice is given and withdrawn during that period, we will not be obligated to repurchase the notes listed in the notice. Our repurchase obligation will be subject to certain additional conditions.

     The repurchase price payable for a note will be equal to 100% of the principal amount plus accrued and unpaid interest, if any, on such notes to, but excluding, the repurchase date. We may, at our option, elect to pay the repurchase price in cash, in shares of our common stock or in any combination of cash and common stock. For a discussion of the tax treatment of holders receiving cash, shares of our common stock or both, see

"Certain United States Federal Income Tax Considerations -- Consequences to U.S. Holders -- Exchange of Notes into Common Stock, Cash or a Combination Thereof."

     Should we be required to repurchase the notes at any of the redemption dates, it is our policy that we would satisfy the requirement in cash.

     However, if, as permitted by the indenture, we elect to pay the repurchase price, in whole or in part, in shares of our common stock, the number of shares to be delivered in exchange for the portion of the repurchase price to be paid in our common stock will be equal to that portion of the repurchase price divided by 97.5% of the average closing sale price of our common stock for the five trading days ending on the third business day prior to the applicable repurchase date (appropriately adjusted to take into account the occurrence of certain events that would result in an adjustment of the conversion rate with respect to our common stock). We will not, however, deliver fractional shares in repurchases using shares of our common stock as consideration. Holders who would otherwise be entitled to receive fractional shares will instead receive cash in an amount equal to the market price of a share of our common stock multiplied by such fraction.

     Because the market price of our common stock will be determined prior to the applicable repurchase date, holders bear the market risk that our common stock will decline in value between the date the market price is calculated and the repurchase date.

     The paying agent is currently the trustee.

     The repurchase notice must state:

          (1) if certificated notes have been issued, the note certificate numbers (or, if a holder's notes are not certificated, such holder's repurchase notice must comply with appropriate DTC procedures);

          (2) the portion of the principal amount of notes to be repurchased, which must be in $1,000 multiples; and

          (3) that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture.

     Holders may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the business day immediately preceding the repurchase date. The withdrawal notice must state:

     - the principal amount of the withdrawn notes;

     - if certificated notes have been issued, the certificate numbers of the withdrawn notes (or, if a holder's notes are not certificated, such holder's withdrawal notice must comply with appropriate DTC procedures); and

     - the principal amount, if any, which remains subject to the repurchase notice.

     We must give notice of an upcoming repurchase date to all note holders not less than 20 business days prior to the repurchase date at their address shown in the register of the registrar. We will also give notice to beneficial owners as required by applicable law. This notice will state, among other things:

     - whether we will pay the repurchase price of the notes in cash, shares of our common stock, or both (in which case the relative percentages will be specified);

     - if we elect to pay all or a portion of the repurchase price in shares of our common stock, the method by which we are required to calculate market price of the common stock; and

     - the procedures that holders must follow to require us to repurchase their notes.

     Our right to repurchase notes, in whole or in part, with shares of our common stock is subject to various conditions, including:

     - registration of the shares of our common stock to be issued upon repurchase under the Securities Act and the Exchange Act, if required;

     - qualification or registration of the shares of our common stock to be issued upon repurchase under applicable state securities laws, if necessary, or the availability of an exemption therefrom; and

     - listing of our common stock on a United States national securities exchange or quoted on an inter-dealer quotation system of any registered United States national securities association.

     If these conditions are not satisfied by a repurchase date, we will pay the repurchase price of the notes to be repurchased entirely in cash. We may not change the form or components or percentages of components of consideration to be paid for the notes once we have given the note holders the required notice, except as described in the preceding sentence.

     Payment of the repurchase price for a note for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the note, together with necessary endorsements, to the paying agent at its office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the repurchase notice. Payment of the repurchase price for the note will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the note. If the paying agent holds money sufficient to pay the repurchase price of the note on the business day following the repurchase date, then, on and after the date:

     - the note will cease to be outstanding;

     - interest will cease to accrue; and

     - all other rights of the holder will terminate.

     This will be the case whether or not book-entry transfer of the note has been made or the note has been delivered to the paying agent, and all other rights of the note holder will terminate, other than the right to receive the repurchase price upon delivery of the note.

     Our ability to repurchase notes with cash may be limited by the terms of our then-existing borrowing agreements. Even though we become obligated to repurchase any outstanding note on a repurchase date, we may not have sufficient funds to pay the repurchase price on that repurchase date. See "Risk
Factors -- We may not have the financial resources to repurchase the notes upon the occurrence of a "change in control' or at the option of a holder."

     We will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act that may be applicable in connection with any offer by us to repurchase the notes.

REPURCHASE AT OPTION OF THE HOLDER UPON A CHANGE IN CONTROL

     If a Change in Control (as defined below) occurs, each holder of notes will have the right, at the holder's option, to require us to repurchase all of the holder's notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000 in excess thereof. This option may be exercised 45 days after the date on which we notify the holders of any Change in Control. The repurchase price will be equal to 100% of the principal amount of the notes to be repurchased, together with any interest accrued but unpaid to, but excluding, the repurchase date.

     Within 30 days after the occurrence of a Change in Control, we are obligated to give to all holders of the notes notice, as provided in the indenture, of the occurrence of a Change in Control and of the repurchase right arising therefrom. This company notice will be sufficiently given to holders of notes if in writing and mailed, first class postage prepaid, to each holder of a note affected by the event, at the address of such holder. We must also deliver a copy of the company notice to the trustee. To exercise the repurchase right, a holder of notes must deliver on or before the 30th day after the date of the company notice irrevocable written notice to the trustee of the holder's exercise of such right, together with the notes with respect to which the right is being exercised.

     A Change in Control occurs in the following situations:

          (i) the occurrence of a Non-Stock Fundamental Change (as defined below); or

          (ii) any person, including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Exchange Act, acquires beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of our capital stock entitling the person to exercise 90% or more of the total voting power of all shares of our capital stock that are entitled to vote generally in elections of directors unless such beneficial ownership results from, or arises in connection with, a Common Stock Fundamental Change (as defined below);

provided, however, that a Change in Control shall not be deemed to have occurred if either (a) the closing price per share of our common stock for five trading days within the period of 10 consecutive trading days ending immediately after the later of the Change in Control or the public announcement of the Change in Control (in the case of Change of Control under clause (ii) above) or ending immediately before the Change in Control (in the case of a Change in Control under clause (i) above) shall equal or exceed 105% of the conversion price of the notes in effect on each such trading day, or (b) all of the consideration (excluding cash payments for fractional shares) in the transaction constituting the Change in Control consists of common stock traded on a national securities exchange or quoted on the Nasdaq National Market and as a result of such transaction or transactions the notes become convertible solely into such common stock (excluding cash payments relating to fractional shares).

     "Fundamental Change" means the occurrence of any transaction or event in connection with a plan under which all or substantially all of our common stock will be exchanged for, converted into, acquired for or constitute solely the right to receive securities, cash or other property (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise); provided that, in the case of a plan involving more than one of these transactions or events, the Fundamental Change will be deemed to have occurred when substantially all of our common stock will be exchanged for, converted into, or acquired for or constitute solely the right to receive securities, cash, or other property. Purchases pursuant to a stock buyback program shall not constitute a Fundamental Change.

     "Common Stock Fundamental Change" means any Fundamental Change in which more than 25% of the value, as determined in good faith by our board of directors, of the consideration received by holders of our common stock consists of common stock that on or prior to the Entitlement Date has been admitted for listing or admitted for listing subject to notice of issuance on a national securities exchange or quoted on the Nasdaq National Market; provided, however, that a Fundamental Change will not be a Common Stock Fundamental Change unless either:

     - we continue to exist after the occurrence of a Fundamental Change and the outstanding notes continue to exist as outstanding notes, or

     - not later than the occurrence of such Fundamental Change, the outstanding notes are converted into or exchanged for notes of a corporation succeeding to our business (whether by operation of law or otherwise), which notes have terms substantially similar to the notes.

     "Entitlement Date" means the record date for determination of the holders of our common stock entitled to receive securities, cash or other property in connection with a Fundamental Change or, if there is no record date, the date on which holders or our common stock will have the right to receive such securities, cash or other property.

     "Non-Stock Fundamental Change" means any Fundamental Change other than a Common Stock Fundamental Change.

     Our failure to repurchase the notes when required would result in an Event of Default with respect to the notes. See "-- Events of Default."

     We will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act that may be applicable in connection with any offer by us to repurchase the notes.

     Our obligation to make an offer to repurchase the notes as a result of a Change in Control may be waived or modified at any time prior to the occurrence of such Change in Control with the written consent of the holders of a majority in aggregate principal amount of the outstanding notes.

     The foregoing provisions would not be triggered in many transactions constituting a corporate change in control or necessarily afford holders of the notes protection in the event of highly leveraged or other transactions involving us that may adversely affect holders.

MERGER AND SALES OF ASSETS BY THE COMPANY

     The indenture provides that we will not consolidate with or merge into any other entity or sell, convey, transfer, lease or otherwise dispose of all or substantially all our properties and assets unless:

     - the entity formed by such consolidation or into which we are merged or the entity which acquires or which leases our property and assets substantially or as an entirety is a corporation organized and existing under the laws of the United States of America or any state thereof or the District of Columbia, and expressly assumes by supplemental indenture, all our obligations under the notes, and our obligations under the indenture;

     - immediately after giving effect to such transactions, no Event of Default (as defined below) or Default (as defined below) shall have occurred and be continuing; and

     - certain other conditions are met.

     If a successor corporation assumes our obligations, the successor will succeed to and be substituted for us under the indenture and the notes. Consequently, all of our obligations will terminate. If any such permitted consolidation, merger, sale, conveyance, disposition or other change of control transaction occurs, the holders of the notes will not have the right to require redemption of their securities or similar rights.

EVENTS OF DEFAULT

     An "Event of Default" occurs with respect to the notes if any of the following occurs:

     - we fail to pay interest on the notes or any other amount applicable to the notes within 30 days of the due date;

     - we fail to pay principal on any notes on its due date;

     - we default for 60 days after notice to us by the trustee, or by the holders of 25% in aggregate principal amount of the notes then outstanding, in the performance of any other agreement applicable to the notes; or

     - certain events of bankruptcy, insolvency or reorganization occur.

     If an event of default shall have happened and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the notes then outstanding may, by written notice to us (and to the trustee, if notice is given by the holders of the notes), declare the principal amount of the notes accrued through the date of such declaration, and any accrued and unpaid interest through the date of such declaration, to be immediately due and payable.

     The indenture provides that the trustee will give to the holders of the notes notice of all uncured Defaults (as defined below) within 90 days after the occurrence of Default. However, notice will not be given until 60 days after the occurrence of a Default with respect to the notes involving a failure to perform a covenant other than the obligation pay principal and interest. Further, in the case of default in payment on the notes, the trustee may withhold the notice if and so long as a committee comprised of certain officers of the trustee determines in good faith that withholding such notice is in the interest of the holders of the notes. "Default" means any event which is, or after the passage of time or both, would be, an Event of Default.

     Under the indenture, the trustee is under no obligation to exercise any of its rights or powers at the request of any of the holders, unless such holders have offered to the trustee reasonable indemnity. Subject to provisions for indemnification, the indenture provides that the holders of not less than a majority in aggregate principal amount of the notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee for the notes, or exercising any trust or power conferred on the trustee. We are required to file annually with the trustee a certificate as to our compliance with all conditions and covenants under the indenture, except an Event of Default based on the payment of the principal or interest on the notes and certain other defaults.

     By notice to the trustee, the holders of not less than the majority in total principal amount of the notes may waive any past Default or Event of Default with respect to that series and its consequences. Further, a majority of the holders may rescind and annul a declaration of acceleration with respect to that series (unless a judgment or decree based on such acceleration has been obtained and entered), except an acceleration based on an Event of Default in the payment of the principal of, or interest, if any, on the notes (and any resulting acceleration) and certain other defaults.

MODIFICATION OF INDENTURE

     Without Holder Consent. Without the consent of any holders of notes, we and the trustee may enter into one or more supplemental indentures for any of the following purposes:

     - to evidence the succession of another entity to our company and the assumption of our covenants by a successor; or

     - to add one or more covenants or other provisions for the benefit of the holders of the notes, or

     - to surrender any right or power conferred upon us; or

     - to add any additional Events of Default for the notes; or

     - to add or change any provisions to such extent as necessary to permit or facilitate the issuance of the notes in bearer or in global form; or

     - to provide security for the notes; or

     - to establish the form or terms of the notes in global form; or

     - to provide for the issuance of bearer securities; or

     - to evidence and provide for the acceptance of appointment of a separate or successor trustee; or

     - under certain circumstances to add to, change or eliminate any provision affecting notes not yet issued; or

     - to cure any ambiguity, defect, correct or inconsistency or to make any other changes that do not adversely affect the interests of the holders of notes issued under the indenture in any material respect.

     If the Trust Indenture Act is amended after the date of the indenture so as to require changes to the indenture or so as to permit changes to, or the elimination of, provisions which, at the date of the indenture or at any time thereafter, were required by the Trust Indenture Act to be contained in the indenture, the indenture will be deemed to have been amended so as to conform to such amendment or to effect such changes or elimination, and we and the trustee may, without the consent of any holders, enter into one or more supplemental indentures to effect or evidence such amendment.

     With Holder Consent. Except as provided above, the consent of the holders of at least a majority in aggregate principal amount of the notes is generally required for the purpose of adding to, or changing or eliminating any of the provisions of, the notes pursuant to a supplemental indenture. However, no amendment or modification may, without the consent of the holder of each outstanding notes directly affected thereby,

     - change the stated maturity of the principal or interest on the notes (other than pursuant to the terms thereof); or

     - reduce the principal amount, interest or premium payable or change the currency in the notes are payable; or

     - impair the right to bring suit to enforce any payment; or

     - reduce the percentages of holders whose consent is required to modify or amend the indenture of compliance with certain provisions of the indentures or for waiver of certain Defaults; or

     - change our obligation to maintain an office or agency in the places and for the purposes specified in the indenture; or

     - modify any of the foregoing provisions.

DISCHARGE OF THE INDENTURE

     We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding notes or by depositing with the trustee, the paying agent or the conversion agent, if applicable, after the notes have become due and payable, whether at stated maturity or any redemption date, or any repurchase date, or a Change in Control purchase date, or upon conversion or otherwise, cash or shares of common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture.

CALCULATIONS IN RESPECT OF NOTES

     Bank One, N.A., as calculation agent, is responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determination of the market prices of our common stock. The trustee will make all these calculations in good faith and, absent manifest error, its calculations will be final and binding on holders of notes. The trustee will provide us with a schedule of its calculations, and the trustee is entitled to rely upon the accuracy of its calculations without independent verification.

LIMITATIONS OF CLAIMS IN BANKRUPTCY

     If a bankruptcy proceeding is commenced in respect of Continental Airlines, Inc., the claim of a holder of a note is, under Title 11 of the United States Code, limited to the principal amount, together with any accrued and unpaid interest, on such note as of the date of the commencement of the proceeding.

GOVERNING LAW

     The indenture and the notes are governed by, and construed in accordance with, the laws of the State of New York.

INFORMATION CONCERNING THE TRUSTEE

     Bank One, N.A. is the trustee, registrar, paying agent and conversion agent and responsible for making all calculations under the indenture for the notes.

BOOK-ENTRY SYSTEM

     The notes have been issued in the form of a global security held in book-entry form. DTC or its nominee is the sole registered holder of the notes for all purposes under the indenture. Owners of beneficial interests in the notes represented by the global security hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities are shown on, and may only be transferred through, records maintained by DTC and its direct and indirect participants, and any such interest may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require purchase of their interests in the notes, in accordance with the procedures and practices of DTC. Beneficial owners are not be holders and are not be entitled to any rights under the global security or the indenture. We and the trustee, and any of our or their respective agents, may treat DTC as the sole holder and registered owner of the global security. Investors who purchase notes in offshore transactions in reliance on Regulation S under the Securities Act may hold their interests in the global security directly through Euroclear Bank S.A./N.V., as operator of the Euroclear System ("Euroclear") and Clearstream Banking, societe anonyme ("Clearstream"), if they are participants in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream will hold interests in the global security on behalf of their participants through their respective depositaries, which in turn will hold such interests in the global security in such depositaries' names on the books of DTC.

EXCHANGE OF GLOBAL SECURITY

     Notes represented by the global security will be exchangeable for certificated securities with the same terms only if:

     - DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days; or

     - we decide to discontinue use of the system of book-entry transfer through DTC (or any successor depositary);

     DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC facilitates the settlement of transactions among its participants through electronic computerized book-entry changes in participants' accounts, eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, including the initial purchasers, banks, trust companies, clearing corporations and other organizations, some of whom and/or their representatives, own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

REGISTRATION RIGHTS

     We and the initial purchasers entered into a registration rights agreement dated June 10, 2003. Pursuant to the registration rights agreement, we have agreed, at our expense, for the benefit of the holders, to file with the SEC a shelf registration statement (of which this prospectus forms a part) covering resale of the notes and the shares of common stock issuable upon conversion of the notes within 90 days after June 10, 2003. We have agreed to use our reasonable best efforts to cause the shelf registration statement to become effective within 180 days of such date, and to keep a shelf registration statement effective until the earlier of:

     - the sale pursuant to Rule 144 under the Securities Act or a shelf registration statement of all the securities registered thereunder; and

     - the expiration of the holding period applicable to such securities held by persons that are not our affiliates under Rule 144(k) under the Securities Act or any successor provision, subject to certain permitted exceptions.

     We are permitted to suspend the use of the prospectus that is part of the shelf registration statement under certain circumstances relating to corporate developments, public filings with the SEC and similar events for a period not to exceed 30 days in any three-month period and not to exceed an aggregate of 90 days in any 12-month period. We have agreed to pay predetermined additional amounts as described herein ("additional amounts") to holders of the notes and holders of shares of common stock issuable upon conversion of the notes if a shelf registration statement is not timely filed or made effective or if the prospectus is unavailable for the periods in excess of those permitted above. Such additional amounts will accrue until such failure to file or become effective or unavailability is cured,

     - in respect of any notes, at a rate per year equal to 0.25% for the first 90-day period after the occurrence of such event and 0.5% thereafter of the principal amount thereof; and

     - in respect of any shares of common stock issued upon conversion of notes, at a rate per year equal to 0.25% for the first 90-day period and 0.5% thereafter of the then applicable conversion price (as defined below).

     So long as the failure to file or become effective or unavailability continues, we will pay additional amounts in cash on June 15 and December 15 of each year to the holders of record of the notes or shares of common stock on the immediately preceding June 1 and December 1. When such registration default is cured, accrued and unpaid additional amounts will be paid in cash to the record holder as of the date of such cure.

     A holder who sells notes and shares of common stock issued upon conversion of the notes pursuant to the shelf registration statement generally will be required to be named as a selling securityholder in the related prospectus, deliver a prospectus to purchasers and be bound by certain provisions of the registration rights agreement that are applicable to such holder, including certain indemnification provisions. We will pay all expenses of the shelf registration statement, provide to each registered holder copies of such prospectus, notify each registered holder when the shelf registration statement has become effective and take certain other actions as are required to permit, subject to the foregoing, unrestricted resales of the notes and the shares of common stock issued upon conversion of the notes.

     The term "applicable conversion price" means, as of any date of determination, $1,000 principal amount of notes divided by the conversion rate in effect as of such date of determination or, if no notes are then outstanding, the conversion rate that would be in effect were notes then outstanding.

                        DESCRIPTION OF OUR CAPITAL STOCK

     The following discussion is not meant to be complete and is qualified by reference to our certificate of incorporation, bylaws and the rights agreement that we describe in this section. For more information, you should read "Where You Can Find More Information."


     Our authorized capital stock currently consists of 200 million shares of Class B common stock, which we refer to as the common stock, and 10 million shares of preferred stock. As of December 5, 2003, we had outstanding 66,035,311 shares of Class B common stock and one share of Series B preferred stock.


DESCRIPTION OF COMMON STOCK

     Rights to Dividends and on Liquidation, Dissolution or Winding Up. Common stockholders participate ratably in any dividends or distributions on the common stock. In the event of any liquidation, dissolution or winding up of our company, common stockholders are entitled to share ratably in our assets available for distribution to the stockholders, subject to the prior rights of holders of any outstanding preferred stock.

     Preemptive and Other Subscription Rights. Common stockholders do not have preemptive, subscription, conversion or redemption rights (other than the anti-dilution rights described under "-- Corporate Governance and Control"), and are not subject to further capital calls or assessments.

     No Cumulative Voting Rights. Common stockholders do not have the right to cumulate their votes in the election of directors.

     Voting. Holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, except that voting rights of non-U.S. citizens are limited as described under "-- Limitation on Voting by Foreign Owners."

DESCRIPTION OF PREFERRED STOCK

     The following summary describes certain general terms of our authorized preferred stock.

     We may issue preferred stock from time to time in one or more series. Subject to the provisions of our certificate of incorporation and limitations prescribed by law, our board of directors may adopt resolutions to issue the shares of preferred stock in one or more series, to fix the number of shares of the series and to establish the designations, powers, preferences and relative, participating, optional or other special rights of the preferred stock. Our board of directors may also fix the qualifications, limitations or restrictions, if any, of the preferred stock, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption rights and prices, conversion or exchange rights and liquidation preferences of the shares of the series, in each case without any further action or vote by our stockholders.

     If we offer preferred stock, a description will be filed with the SEC and the specific terms of the preferred stock will be described in the prospectus supplement, including the following terms:

     - the series, the number of shares offered and the liquidation value of the preferred stock;

     - the price at which the preferred stock will be issued;

     - the dividend rate, the dates on which the dividends will be payable and other terms relating to the payment of dividends on the preferred stock;

     - the voting rights of the preferred stock;

     - the liquidation preference of the preferred stock;

     - whether the preferred stock is redeemable or subject to a sinking fund, and the terms of any such redemption or sinking fund;

     - whether the preferred stock is convertible into or exchangeable for any other securities, and the terms of any such conversion or exchange; and

     - any additional rights, preferences, qualifications and limitations of the preferred stock.

LIMITATION ON VOTING BY FOREIGN OWNERS

     Our certificate of incorporation provides that shares of capital stock may not be voted by or at the direction of persons who are not citizens of the United States unless the shares are registered on a separate "foreign" stock record. Applicable restrictions currently require that no more than 25% of our voting stock be owned or controlled, directly or indirectly, by persons who are not U.S. citizens, and that our president and at least two-thirds of our directors or other managing officers be U.S. citizens. For purposes of the certificate of incorporation, "U.S. citizen" means:

     - an individual who is a citizen of the United States; or

     - a partnership each of whose partners is an individual who is a citizen of the United States, or a corporation or association organized under the laws of the United States or a state, the District of Columbia, or a territory or possession of the United States, of which the president and at least two-thirds of the board of directors and other managing officers are citizens of the United States, and in which at least 75% of the voting interest is owned or controlled by persons that are citizens of the United States.

     Our bylaws provide that no shares will be registered on the foreign stock record if the amount so registered would exceed the restrictions described above or adversely affect our operating certificates or authorities. Registration on the foreign stock record is made in chronological order based on the date we receive a written request for registration.

     An affiliate of AXA Financial, Inc. has requested that all shares beneficially owned by AXA Financial, Inc. and its affiliates be included on our foreign stock record. Although we have not to date limited the registration of any shares on this record, subject to certain factors, the registration of the shares beneficially owned by AXA Financial, Inc. and its affiliates could preclude the registration, and thus the voting of, certain shares owned by other stockholders that are not U.S. citizens.

PREFERRED STOCK PURCHASE RIGHTS

     General. One preferred stock purchase right is currently associated with each outstanding share of our common stock. Each of these preferred stock purchase rights entitles the registered holder to purchase from us one one-thousandth of a share of our Series A junior participating preferred stock at a purchase price of $200 per one one-thousandth of a share, subject to adjustment.

     The preferred stock purchase rights have anti-takeover effects. The preferred stock purchase rights could cause substantial dilution to a person or group that attempts to acquire us and effect a change in the composition of our board of directors on terms not approved by our board of directors, including by means of a tender offer at a premium to the market price. Subject to restrictions and limitations contained in our charter, the preferred stock purchase rights should not interfere with any merger or business combination approved by our board of directors, because we may redeem the preferred stock purchase rights at the redemption price prior to the time that a person has become an acquiring person or amend the preferred stock purchase rights to make them inapplicable to the approved transaction.

     The following summary of the material terms of the preferred stock purchase rights is not meant to be complete and is qualified by reference to the rights agreement that governs the issuance of the rights. See "Where You Can Find More Information."

     Evidence and Transferability of Preferred Stock Purchase Rights. The preferred stock purchase rights will be evidenced by the certificates representing shares of common stock until the earlier to occur of:

     - 10 days following a public announcement or public disclosure of facts made by us or an acquiring person that a person or group of affiliated or associated persons has become an acquiring person, which occurs, generally, when that person or group has acquired beneficial ownership of common stock representing 15% or more of the total number of votes entitled to be cast by the holders of common stock then outstanding; and

     - 10 business days, or a later date established by our board of directors before the time any person or group becomes an acquiring person, following the commencement of, or the first public announcement of an intention of any person or group to make, a tender offer or exchange offer that, if completed, would result in the beneficial ownership by a person or group of shares of common stock representing 15% or more of such number of votes.

     Until the rights distribution date or the earlier redemption or expiration of the preferred stock purchase rights:

     - the preferred stock purchase rights will be transferred only with the transfer of shares of common stock;

     - certificates representing shares of common stock which become outstanding after the record date for the initial distribution of the rights, will contain a notation incorporating the terms of the preferred stock purchase rights by reference; and

     - the surrender for transfer of any certificate representing shares of common stock will also constitute the transfer of the preferred stock purchase rights associated with the shares of common stock represented by that certificate.

     As soon as practicable following the rights distribution date, separate certificates evidencing the preferred stock purchase rights will be mailed to holders of record of the shares of common stock as of the close of business on the rights distribution date and those separate preferred stock purchase rights certificates alone will evidence the rights.

     Exempt Persons. We and certain persons affiliated with us are exempt from the definition of acquiring person. An exception to the definition of acquiring person in the rights agreement permits an institutional investor to be or become the beneficial owner of our common stock representing 15% or more of the voting power of the common stock then outstanding, subject to certain limitations described below, without becoming an acquiring person, as long as the institutional investor continues to be an institutional investor. Generally, an institutional investor is a person who, as of January 31, 2000:

     - beneficially owned more than 14% of the voting power of our common stock then outstanding;

     - had a Schedule 13G on file with the SEC with respect to its holdings;

     - is principally engaged in the business of managing investment funds for unaffiliated securities investors;

     - acquires the common stock pursuant to trading activities undertaken in the ordinary course of such person's business not with the purpose or effect of exercising or influencing control over us; and

     - is not obligated to and does not file a Schedule 13D with respect to our securities.

     If our board of directors determines that a person is no longer an institutional investor, then this person will be required to divest itself as promptly as practicable of a sufficient number of shares of common stock so that this person beneficially owns less than 15% of the voting power of our common stock then outstanding.

     If our board of directors determines that this person does not divest itself of common shares as required, then this person will be or become an acquiring person under the rights agreement.

     AXA Financial, Inc., as an institutional investor under the rights agreement, is permitted to beneficially own, without triggering the rights under the rights agreement, so long as it retains its status as a passive institutional investor, up to 25% of the outstanding shares of common stock.

     Exercisability of Rights. The preferred stock purchase rights are not exercisable until the preferred stock purchase rights distribution date. The preferred stock purchase rights will expire on November 20, 2008, unless the expiration date is extended or unless the preferred stock purchase rights are earlier redeemed or exchanged by us, in each case, as described below.

     If any person becomes an acquiring person, each holder of a preferred stock purchase right (other than preferred stock purchase rights beneficially owned by the acquiring person, which will be void) will, after the date that any person became an acquiring person, have the right to receive, upon exercise of those preferred stock purchase rights at the then current exercise price, that number of shares of common stock, or cash or other securities or assets in certain circumstances, having a market value of two times the exercise price of the preferred stock purchase right. If, at any time on or after the date that any person has become an acquiring person, we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold, each holder of a preferred stock purchase right will, after the date of that transaction, have the right to receive, upon the exercise of those preferred stock purchase rights at the then current exercise price of the preferred stock purchase right, that number of shares of common stock of the acquiring company which at the time of that transaction will have a market value of two times the exercise price of the preferred stock purchase right.

     The purchase price payable, and the number of shares of junior preferred stock or other securities or property issuable, upon exercise of the preferred stock purchase rights are subject to adjustment from time to time to prevent dilution in some circumstances.

     Until a preferred stock purchase right is exercised, the holder of a preferred stock purchase right will have no rights as a stockholder of our company, including the right to vote or to receive dividends.

     From and after the occurrence of an event described in Section 11(a)(ii) of the rights agreement, if rights are or were, at any time on or after the earlier of (1) the date of such event and (2) the distribution date, acquired or beneficially owned by an acquiring person or an associate or affiliate of an acquiring person, such rights shall become void, and any holder of such rights shall thereafter have no right to exercise such rights.

     Terms of Junior Preferred Stock. Shares of junior preferred stock, which may be purchased upon exercise of the preferred stock purchase rights, will not be redeemable. Each share of junior preferred stock will be entitled to receive when, as and if declared by the board of directors, out of funds legally available for the purpose, an amount per share equal to 1,000 times the cash or non-cash dividend declared per share of common stock. In the event of liquidation, the holders of the junior preferred stock will be entitled to receive an aggregate payment equal to 1,000 times the payment made per share of common stock. Each share of junior preferred stock will have 1,000 votes, together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which the common stock is exchanged, each share of junior preferred stock will be entitled to receive an amount equal to 1,000 times the amount received per share of common stock. The rights are protected by customary antidilution provisions.

     Exchange or Redemption. At any time after any person becomes an acquiring person, and prior to the acquisition by any person or group of a majority of the voting power, our board of directors may exchange the rights (other than rights owned by such acquiring person which have become void), in whole or in part, at an exchange ratio of one share of common stock per right (subject to adjustment). We may, at our option, substitute preferred shares or common stock equivalents for common stock, at the rate of one one-thousandth of a preferred share for each share of common stock (subject to adjustment). No fractional share of common stock will be issued and in lieu thereof, an adjustment in cash will be made based on the market price of the share of common stock on the last trading day prior to the date of exchange.

     At any time prior to any person becoming an acquiring person, our board of directors, by the required board vote, may redeem the rights in whole, but not in part, at a redemption price of $.001 per right. The redemption of the rights may be made effective at the time, on any basis and subject to the conditions which our board of directors may establish. Immediately upon any redemption of the rights (or upon a later date specified by our board of directors in the resolution approving a redemption), the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price. The redemption of the rights may be subject to certain restrictions and limitations contained in our charter.

     Our board of directors, by the required board vote, may amend the terms of the rights without the consent of the holders of the rights, except that from the time any person becomes an acquiring person, no amendment may adversely affect the interests of the holders of the rights (other than the acquiring person and its affiliates and associates). The right of our board of directors to amend the rights agreement may be subject to certain restrictions and limitations contained in our charter.

SERIES B PREFERRED STOCK

     We have one outstanding share of Series B preferred stock, which is owned by Northwest Airlines, Inc. Set forth below is a description of some of the material provisions of the Series B preferred stock.

     Ranking. The Series B preferred stock ranks junior to all classes of our capital stock other than our common stock upon liquidation, dissolution or winding up of our company.

     Dividends.  No dividends are payable on our Series B preferred stock.

     Voting Rights. The holder of the Series B preferred stock has the right to block certain actions we may seek to take including:

     - certain business combinations and similar changes of control transactions involving us and a third party major air carrier;

     - certain amendments to our rights plan (or redemption of those rights);

     - any dividend or distribution of all or substantially all of our assets;
       and

     - certain reorganizations and restructuring transactions involving us.

     Redemption. The Series B preferred stock is redeemable by us at a nominal price under the following circumstances:

     - Northwest Airlines transfers or encumbers the Series B preferred stock;

     - there is a change of control of Northwest Airlines involving a third party major air carrier;

     - our alliance with Northwest Airlines terminates or expires (other than as a result of a breach by us); or

     - Northwest Airlines materially breaches its standstill obligations to us or triggers our rights agreement (described above under "Preferred Stock Purchase Rights").

CORPORATE GOVERNANCE AND CONTROL

     Our certificate of incorporation provides that our board of directors will consist of a number of directors as may be determined from time to time by the board of directors in accordance with the bylaws. Our board of directors currently consists of 14 directors elected by common stockholders, subject to the rights of preferred stockholders to elect additional directors as set forth in any preferred stock designations.

BUSINESS COMBINATIONS

     Our certificate of incorporation provides that we are not governed by
Section 203 of the General Corporation Law of Delaware which, in the absence of such provisions, would have imposed additional requirements regarding mergers and other business combinations.

PROCEDURAL MATTERS

     Our bylaws require stockholders seeking to nominate directors or propose other matters for action at a stockholders' meeting to give us notice within specified periods in advance of the meeting and to follow certain other specified procedures.

CHANGE OF CONTROL

     Because a separate class vote is required pursuant to the terms of the Series B preferred stock in connection with some changes of control requiring stockholder approval as described under "-- Series B Preferred Stock -- Voting Rights," a change of control of our company could be delayed, deferred or prevented.

     In addition, the existence of the preferred stock purchase rights may have the effect of delaying or preventing a change of control of our company. See "-- Preferred Stock Purchase Rights" above.

LIMITATION OF DIRECTOR LIABILITY AND INDEMNIFICATION

     Our certificate of incorporation provides, to the full extent permitted by Delaware law, that directors will not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. As required under current Delaware law, our certificate of incorporation and bylaws currently provide that this waiver may not apply to liability:

     - for any breach of the director's duty of loyalty to us or our stockholders;

     - or acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     - under Section 174 of the Delaware General Corporation Law (governing distributions to stockholders); or

     - for any transaction from which the director derived any improper personal benefit.

     However, in the event the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of any of our directors will be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended. Our certificate of incorporation further provides that we will indemnify each of our directors and officers to the full extent permitted by Delaware law and may indemnify certain other persons as authorized by the Delaware General Corporation Law. These provisions do not eliminate any monetary liability of directors under the federal securities laws.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following summary discusses the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes and the shares of common stock into which the notes may be converted. Except where noted, this summary deals only with notes and shares of common stock held as capital assets and is applicable only to initial purchasers of notes who purchased the notes at their initial offering price. Additionally, this summary does not deal with special situations. For example, this summary does not address:

     - tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, financial institutions, tax-exempt entities, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings or insurance companies;

     - tax consequences to persons holding notes or shares of common stock as part of a hedging, integrated, constructive sale or conversion transaction or a straddle;

     - tax consequences to U.S. holders (as defined below) of notes or shares of common stock whose "functional currency" is not the U.S. dollar;

     - alternative minimum tax consequences, if any; or

     - any state, local or foreign tax consequences.

     The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below.

     If a partnership holds our notes or shares of common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our notes or shares of common stock, you should consult your tax advisor.

     IF YOU ARE CONSIDERING THE PURCHASE OF NOTES, YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO YOU AND ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION.

CONSEQUENCES TO U.S. HOLDERS

     The following is a summary of the U.S. federal income tax consequences that will apply to you if you are a U.S. holder of notes or shares of common stock. Certain consequences to "non-U.S. holders" of notes and shares of common stock are described under "-- Consequences to Non-U.S. Holders" below. "U.S. holder" means a beneficial owner of a note that is for U.S. federal income tax purposes:

     - a citizen or resident of the U.S.;

     - a corporation or partnership created or organized in or under the laws of the U.S. or any political subdivision of the U.S.;

     - an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

     - a trust if (1) it is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. treasury regulations to be treated as a U.S. person.

  INTEREST ON THE NOTES

     Payments of stated interest on the notes will be subject to U.S. federal income taxation as ordinary income at the time such payments accrue or are received, in accordance with your method of accounting for tax purposes.

  MARKET DISCOUNT

     If you purchase a note for an amount that is less than its issue price, subject to a de minimis exception you will be treated as having purchased the note at a "market discount." In such case, you will be required to treat any principal payment on, or any gain realized on the sale, exchange, or other disposition of, the note as ordinary income to the extent of the lesser of (i) the amount of such payment or realized gain or (ii) the market discount accrued on the note while held by you and not previously included in income; you also may be required to defer the deduction of all or a portion of any interest paid or accrued on indebtedness incurred or maintained to purchase or carry the note. Alternatively, you may elect (with respect to the note and all your other market discount obligations acquired by you after the first day of the first taxable year to which such election applies) to include market discount in income currently as it accrues. This election may only be revoked with the consent of the IRS. Market discount is considered to accrue ratably during the period from the date of acquisition to the maturity date of the note, unless you elect to accrue market discount on the basis of a constant interest rate. Amounts includible in income as market discount are generally treated as ordinary interest income.

  PREMIUM

     If you purchase a note for an amount that is greater than the principal amount of the note, you will be treated as having purchased the note with "amortizable bond premium" equal in amount to such excess. You may elect (with respect to the note and all your other obligations with amortizable bond premium held on or acquired by you after the first day of the first taxable year to which such election applies) to amortize such premium using a constant yield method over the remaining term of the note and may offset interest income otherwise required to be included in respect to the note during any taxable year by the amortized amount of such excess for the taxable year. This election may only be revoked with the consent of the IRS.

     If you elect to amortize bond premium, you must reduce your basis in a note by the amount of any bond premium amortized during your holding period. If you do not elect to amortize bond premium, the bond premium will be included in your basis when the note matures or when you dispose of the note and, in the case of a taxable disposition, will generally result in the recognition of a capital loss.

  CONSTRUCTIVE DIVIDEND

     The conversion ratio of the notes will be adjusted in certain circumstances. Under Section 305(c) of the Code, adjustments (or failures to make adjustments) that have the effect of increasing your proportionate interest in our assets or earnings may in some circumstances result in a deemed distribution to you. Any deemed distributions will be taxable as a dividend, return of capital or capital gain in accordance with the earnings and profits rules under the Code. Any deemed dividend distribution may not be eligible for the preferential U.S. federal income tax rates applicable to certain dividends under recently enacted legislation.

  SALE, EXCHANGE, REDEMPTION OR OTHER TAXABLE DISPOSITION OF NOTES

     Except as provided below under "-- Exchange of Notes into Common Stock, Cash or a Combination Thereof," you will generally recognize gain or loss upon the sale, exchange, redemption or other taxable disposition of a note equal to the difference between the amount realized upon the sale, exchange, redemption or other taxable disposition (except to the extent of any accrued but unpaid interest, which is required to be treated as interest income) and your adjusted tax basis in the note. Your adjusted tax basis in a note will generally be equal to the amount paid for the note, increased by any amounts includible in income by you as market discount (as described above) and reduced by any amortized premium (as described above). Except as described above with respect to market discount, any gain or loss recognized on a taxable disposition of the note will be capital gain or loss. If you are an individual and have held the note for more than one year, such capital gain will be subject to tax at a maximum rate of 15%. The deductibility of net capital losses by individuals and corporations is subject to limitations.

  EXCHANGE OF NOTES INTO COMMON STOCK, CASH OR A COMBINATION THEREOF

     You will not recognize gain or loss on the exchange of your notes solely for common stock upon conversion or repurchase, except to the extent of the fair market value of common stock received with respect to accrued, but unpaid interest, which will be treated as interest income. If you receive solely cash in exchange for your notes upon conversion or repurchase, your gain or loss will be determined in the same manner as if you disposed of the note in a taxable disposition (as described above under "-- Sale, Exchange, Redemption or Other Taxable Disposition of Notes"). If a combination of cash and stock is received in exchange for your notes upon conversion or repurchase, the amount of gain recognized will be equal to the excess of the fair market value of the common stock and cash received (except to the extent of amounts received with respect to accrued but unpaid interest which will be treated as interest income) over your adjusted tax basis in the note, but in no event should the amount recognized exceed the amount of cash received. You may not recognize any loss on the exchange. The amount of gain or loss recognized on the receipt of cash in lieu of a fractional share will be equal to the difference between the amount of cash you receive in respect of the fractional share and the portion of your adjusted tax basis in the note that is allocable to the fractional share.

     The tax basis of the shares of common stock received upon a conversion or repurchase will equal the adjusted tax basis of the note that was converted or repurchased (excluding the portion of the tax basis that is allocable to any fractional share), reduced by the amount of any cash received (other than cash received in lieu of a fractional share) and increased by the amount of gain, if any, recognized (other than with respect to a fractional share). Your holding period for shares of common stock will include the period during which you held the notes.

     You are urged to contact your tax advisors concerning the ownership of common stock.

CONSEQUENCES TO NON-U.S. HOLDERS

     The following is a summary of the U.S. federal tax consequences that will apply to you if you are a non-U.S. holder of notes or shares of common stock. The term "non-U.S. holder" means a beneficial owner of a note or share of common stock that is not a U.S. holder. Special rules may apply to certain non-U.S. holders such as "controlled foreign corporations", "passive foreign investment companies" and "foreign personal holding companies". Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

  INTEREST ON THE NOTES

     The 30% U.S. federal withholding tax will not apply to any payment to you of principal or interest on a note under the "portfolio interest rule", provided that:

     - you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote within the meaning of section 871(h)(3) of the Code;

     - you are not a controlled foreign corporation that is related to us (actually or constructively) through stock ownership;

     - you are not a bank whose receipt of interest on a note is described in section 881(c)(3)(A) of the Code; and

     - (a) you provide your name and address, and certify, under penalties of perjury, that you are not a U.S. person (which certification may be made on an IRS W-8BEN (or successor form)) or (b) you hold your notes through certain foreign intermediaries or certain foreign partnerships, and you satisfy the certification requirements of applicable treasury regulations. Special rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals.

     If you cannot satisfy the requirements described above, payments of interest will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the U.S.

     If you are engaged in a trade or business in the U.S. and interest on a note is effectively connected with the conduct of that trade or business, you will be subject to U.S. federal income tax on that interest on a net income basis (although exempt from the 30% withholding tax) generally in the same manner as if you were a U.S. person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable income tax treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the U.S.

  DIVIDENDS

     Any dividends paid to you with respect to the shares of common stock (and any deemed dividends resulting from certain adjustments, or failure to make adjustments, to the number of shares of common stock to be issued on conversion, see "-- Constructive Dividend" above) will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business within the U.S. and, where an applicable tax treaty so provides, are attributable to a U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     A non-U.S. holder of shares of common stock who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification and other requirements. If you are eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

     As more fully described under "Description of Notes -- Registration Rights," upon the occurrence of certain enumerated events we may be required to pay additional amounts to you. Payments of such additional amounts may be subject to U.S. federal withholding tax. You should contact your tax advisors concerning the tax treatment of such additional amounts received by you.

  SALE, EXCHANGE, REDEMPTION OR OTHER DISPOSITION OF NOTES OR SHARES OF COMMON STOCK

     Any gain realized upon the sale, exchange, redemption or other disposition of a note or share of common stock generally will not be subject to U.S. federal income tax unless:

     - that gain is effectively connected with the conduct of a trade or business in the U.S. by you;

     - you are an individual who is present in the U.S. for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

     - we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes.

     An individual non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax on the net gain derived from the sale. An individual non-U.S. holder described in the second bullet point above will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the holder is not considered a resident of the U.S. A non-U.S. holder that is a foreign corporation and is described in the first bullet point above will be subject to tax on gain at regular graduated U.S. federal income tax rates and, in addition, may be subject to a branch profits tax at a 30% rate or a lower rate if so specified by an applicable income tax treaty.

     We believe that we are not and do not anticipate becoming a "U.S. real property holding corporation" for U.S. federal income tax purposes.

  U.S. FEDERAL ESTATE TAX

     Your estate will not be subject to U.S. federal estate tax on notes beneficially owned by you at the time of your death, provided that any payment to you on the notes would be eligible for exemption from the 30% U.S. federal withholding tax under the "portfolio interest rule" described above under "-- Interest on the Notes" without regard to the statement requirement described in the last bullet point and, at the time of your death, payments with respect to the note would not have been effectively connected with the conduct by you of a trade or business in the U.S. However, shares of common stock held by you at the time of your death will be included in your gross estate for U.S. federal estate tax purposes unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     Generally, we must report to the IRS and to you the amount of interest and dividends paid to you and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest and dividend payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

     In general, you will not be subject to backup withholding with respect to payments that we make to you provided that we do not have actual knowledge or reason to know that you are a U.S. person, as defined under the Code, that is not an exempt recipient and you have provided the statement described above in the last bullet point under "Consequences to Non-U.S. Holders -- Interest on the Notes."

     You will be subject to information reporting and, depending on the circumstances, backup withholding with respect to the proceeds of the sale of a note within the U.S. or conducted through certain U.S.-related financial intermediaries, unless the payor of the proceeds receives the statement described above and does not have actual knowledge or reason to know that you are a U.S. person, as defined under the Code, that is not an exempt recipient or you otherwise establish an exemption.

     Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the IRS.

                          CERTAIN ERISA CONSIDERATIONS

     The following is a summary of certain considerations associated with the purchase of the notes by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), plans, individual retirement accounts and other arrangements that are subject to
Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of the Code or ERISA (collectively, "Similar Laws"), and entities whose underlying assets are considered to include "plan assets" of such plans, accounts and arrangements (each, a "Plan").

GENERAL FIDUCIARY MATTERS

     ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an "ERISA Plan") and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

     In considering an investment in the notes of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary's duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

PROHIBITED TRANSACTION ISSUES

     Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are "parties in interest," within the meaning of ERISA, or "disqualified persons," within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

     The acquisition and/or holding of the notes by an ERISA Plan with respect to which Continental Airlines, Inc. and the initial purchasers are considered a party in interest or a disqualified person, and the conversion of the notes by an ERISA Plan with respect to which the company is considered a party in interest or disqualified person, may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the notes are acquired and held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, or "PTCEs," that may apply to the acquisition, holding and conversion of the notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

     Because of the foregoing, the notes should not be purchased or held by any person investing "plan assets" of any Plan, unless such purchase and holding and any conversion will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

REPRESENTATION

     Accordingly, by acceptance of the notes, each purchaser and subsequent transferee of the notes will be deemed to have represented and warranted that either (i) such purchaser or transferee is not a Plan and no portion of the assets used by such purchaser or transferee to acquire and hold the notes constitutes assets of any Plan or (ii) the purchase, holding and conversion of the notes by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any applicable Similar Laws.

     The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing the notes on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase, holding and conversion of the notes.

                            SELLING SECURITYHOLDERS

     The notes, and any shares of our common stock issued upon conversion of the notes, are being offered by the selling securityholders listed in the table below or referred to in a prospectus supplement. The common stock which may be issued directly by us upon conversion of notes which are purchased in a sale contemplated by this prospectus is not being offered by the selling securityholders. Only those shares of common stock issued upon conversion of the notes may be offered by the selling securityholders. We issued and sold the notes in a private placement to the initial purchasers, and the notes were simultaneously sold by the initial purchasers to the selling securityholders in transactions exempt from registration under the Securities Act.

     No offer or sale under this prospectus may be made by a holder of the securities unless that holder is listed in the table in this prospectus or until that holder has notified us and a supplement to this prospectus has been filed or an amendment to the related registration statement has become effective. We will supplement or amend this prospectus to include additional selling securityholders upon request and upon provision of all required information to us.

     The selling securityholders may offer and sell, from time to time, any or all of the notes or common stock issued upon conversion of those notes.

     The following table, which we have prepared based on information provided to us by the applicable selling securityholder, sets forth the name, principal amount of notes, and number of shares of common stock beneficially owned by the selling securityholders intending to sell the notes or common stock and the principal amount of notes or shares of common stock to be offered. Unless set forth below, none of the selling securityholders selling in connection with the prospectus or prospectus supplement has held any position or office with, been employed by, or otherwise has had a material relationship with us or any of our affiliates during the three years prior to the date of the prospectus or prospectus supplement.

                                  PRINCIPAL AMOUNT
                                      OF NOTES                                        COMMON
                                    BENEFICIALLY     PERCENTAGE     COMMON STOCK    STOCK THAT    PERCENTAGE OF
                                     OWNED THAT       OF NOTES     OWNED PRIOR TO   MAY BE SOLD    COMMON STOCK
NAME                                MAY BE SOLD      OUTSTANDING     CONVERSION      HEREBY(1)    OUTSTANDING(2)
----                              ----------------   -----------   --------------   -----------   --------------
AG Domestic Convertibles,
  L.P. .........................    $  4,200,000        2.40%               0          210,000             *
AG Offshore Convertibles, Ltd...    $  7,800,000        4.46%               0          390,000             *
Akanthos Arbitrage Master Fund,
  L.P. .........................    $  5,000,000        2.86%               0          250,000             *
Amaranth L.L.C. ................    $ 40,480,000       23.13%           1,900        2,024,000         2.97%
Aristeia International Limited      $  9,315,000        5.32%               0          465,750             *
Aristeia Trading LLC............    $  2,185,000        1.25%               0          109,250             *
Arkansas Teachers Retirement....    $  3,515,000        2.01%               0          175,750             *
Attorneys Title Insurance
  Fund..........................    $    100,000            *               0            5,000             *
Baptist Health of South
  Florida.......................    $    503,000            *               0           25,150             *
Barclays Global Investors
  Diversified Alpha Plus
  Funds.........................    $     39,000            *               0            1,950             *
BP Amoco PLC Master Trust.......    $    379,000            *               0           18,950             *
Chrysler Corporation Master
  Retirement Trust..............    $  1,385,000            *               0           69,250             *
Credit Suisse First Boston
  LLC...........................    $  1,500,000            *               0           75,000             *
DBAG LONDON.....................    $  4,000,000        2.29%               0          200,000             *
DeepRock & Co...................    $  1,000,000            *               0           50,000             *
Engineers Joint Pension.........    $    335,000            *               0           16,750             *
Forest Fulcrum Fund LP..........    $     94,000            *               0            4,700             *
Forest Global Convertible Fund,
  Ltd., Class A5................    $  2,470,000        1.41%               0          123,500             *
Forest Multi-Strategy Master
  Fund SPC......................    $     57,000            *               0            2,850             *
GLG Market Neutral Fund.........    $  7,000,000        4.00%               0          350,000             *
GLG Global Convertible Fund.....    $  1,875,000        1.07%               0           93,750             *
GLG Global Convertible UCITS
  Fund..........................    $    625,000            *               0           31,250             *
Grace Convertible Arbitrage
  Fund, Ltd.....................    $  3,000,000        1.71%               0          150,000             *
Guggenheim Portfolio Co. XV,
  LLC...........................    $    500,000            *               0           25,000             *

                                  PRINCIPAL AMOUNT
                                      OF NOTES                                        COMMON
                                    BENEFICIALLY     PERCENTAGE     COMMON STOCK    STOCK THAT    PERCENTAGE OF
                                     OWNED THAT       OF NOTES     OWNED PRIOR TO   MAY BE SOLD    COMMON STOCK
NAME                                MAY BE SOLD      OUTSTANDING     CONVERSION      HEREBY(1)    OUTSTANDING(2)
----                              ----------------   -----------   --------------   -----------   --------------
Hotel Union & Hotel Industry of
  Hawaii Pension Plan...........    $    136,000            *               0            6,800             *
Jefferies & Company Inc. .......    $      3,000            *               0              150             *
KBC Financial Products USA
  Inc. .........................    $  1,000,000            *               0           50,000             *
KD Convertible Arbitrage Fund
  L.P. .........................    $  3,250,000        1.86%               0          162,500             *
LDG Limited.....................    $     41,000            *               0            2,050             *
Lexington Vantage Fund..........           7,000            *               0              350             *
LLT Limited.....................    $     36,000            *               0            1,800             *
Lydian Global Opportunities
  Master Fund Ltd. .............    $  3,500,000        2.00%               0          175,000             *
Lyxor/Forest Fund Ltd. .........    $  1,201,000            *               0           60,050             *
Microsoft Corporation...........    $  1,035,000            *               0           51,750             *
Morgan Stanley & Co.,
  Incorporated..................    $ 12,712,000        7.26%           8,768          635,600             *
Motion Picture Industry Health
  Plan -- Active Member Fund....    $    145,000            *               0            7,250             *
Motion Picture Industry Health
  Plan -- Retiree Member Fund...    $     90,000            *               0            4,500             *
New York Life Insurance Company
  (Pre 82)......................    $  1,255,000            *               0           62,750             *
New York Life Insurance Company
  (Post 82).....................    $  2,745,000        1.57%               0          137,250             *
Nicholas Applegate Capital
  Management Convertible Fund...    $    530,000            *               0           26,500             *
OCM Convertible Trust...........    $  1,540,000            *               0           77,000             *
O'Connor Global Convertible
  Arbitrage Master Limited......    $  1,000,000            *               0           50,000             *
Partner Reinsurance Company
  Ltd. .........................    $    455,000            *               0           22,750             *
Peoples Benefit Life Insurance
  Company Teamsters.............    $  1,000,000            *               0           50,000             *
Qwest Occupational Health
  Trust.........................    $    180,000            *               0            9,000             *
RAM Trading Inc. ...............    $  2,000,000        1.14%               0          100,000             *
Ramius Capital Group............    $    500,000            *               0           25,000             *
Ramius Master Fund, Ltd. .......    $  4,225,000        2.41%               0          211,250             *
Ramius Partners II, LP..........    $    200,000            *               0           10,000             *
Ramius, LP......................    $    100,000            *               0            5,000             *
RBC Alternative Assets, L.P.....    $    200,000            *           8,700           10,000             *
RCG Baldwin, LP.................    $    400,000            *               0           20,000             *
RCG Halifax Master Fund, Ltd....    $    250,000            *               0           12,500             *
RCG Latitude Master Fund,
  Ltd...........................    $  4,225,000        2.41%               0          211,250             *
RCG Multi Strategy Master Fund,
  Ltd...........................    $  1,050,000            *               0           52,500             *
Relay 11 Holdings Co............    $     19,000            *               0              950             *

                                  PRINCIPAL AMOUNT
                                      OF NOTES                                        COMMON
                                    BENEFICIALLY     PERCENTAGE     COMMON STOCK    STOCK THAT    PERCENTAGE OF
                                     OWNED THAT       OF NOTES     OWNED PRIOR TO   MAY BE SOLD    COMMON STOCK
NAME                                MAY BE SOLD      OUTSTANDING     CONVERSION      HEREBY(1)    OUTSTANDING(2)
----                              ----------------   -----------   --------------   -----------   --------------
Sage Capital....................    $  3,800,000        2.17%               0          190,000             *
San Diego City Retirement.......    $    715,000            *               0           35,750             *
San Diego County Convertible....    $  1,550,000            *               0           77,500             *
Southern Farm Bureau Life
  Insurance.....................    $    770,000            *               0           38,500             *
Sphinx Fund.....................    $     12,000            *               0              600             *
SPhinX Convertible Arb Fund
  SPC...........................    $    144,000            *               0            7,200             *
Sphinx Convertible Arbitrage
  SPC...........................    $      9,000            *               0              450             *
SSI Blended Market Neutral
  L.P. .........................    $    260,000            *               0           13,000             *
SSI Hedged Convertible Market
  Neutral.......................    $    286,000            *               0           14,300             *
St. Albans Partners Ltd.........    $  1,000,000            *               0           50,000             *
State Employees' Retirement Fund
  of the State of Delaware......    $    605,000            *               0           30,250             *
Sunrise Partners Limited
  Partnership...................    $  4,520,000        2.58%               0          226,000             *
TQA Master Fund, Ltd............    $  2,052,900        1.17%               0          102,645             *
TQA Master Plus Fund, Ltd.......    $  3,469,100        1.98%               0          173,455             *
Vanguard Convertible Securities
  Fund, Inc. ...................    $  3,815,000        2.18%               0          190,750             *
Viacom Inc. Pension Plan Master
  Trust.........................    $     12,000            *               0              600             *
Wachovia Capital Markets LLC....    $    830,000            *               0           41,500             *
Wake Forest University..........    $    480,000            *               0           24,000             *
Wyoming State Treasurer.........    $    815,000            *               0           40,750             *
Xavex Convertible Arbitrage 4
  Fund..........................    $     15,000            *               0              750             *
Xavex Convertible Arbitrage 5...    $    800,000            *               0           40,000             *
Xavex Convertible Arbitrage 7
  Fund..........................    $    381,000            *               0           19,050             *
Yield Strategies Fund I, L.P....    $  1,000,000            *               0           50,000             *
Yield Strategies Fund II,
  L.P...........................    $  1,000,000            *               0           50,000             *
Zurich Institutional Benchmarks
  Master Fund Ltd. .............    $    830,000            *               0           41,500             *
Any other holder of notes or
  future transferee, pledgee,
  donee, or successor of any
  such holder(3)................    $  3,442,000        1.97%              --          172,100             *
  Total.........................    $175,000,000         100%              --        8,750,000        11.70%


---------------

 *  Less than 1.00%.

(1) Assumes conversion of all of the holder's notes at a conversion price of 50 shares of our common stock per $1,000 principal amount at maturity of the notes. This conversion price, however, will be subject to adjustment as described under "Description of the Notes -- Conversion Rights." As a result, the number of shares of our common stock issuable upon conversion of the notes may increase or decrease in the future.


(2) Calculated based on 66,035,311 shares of common stock outstanding as of December 5, 2003. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder's notes but we did not assume conversion of any other holder's notes.

(3) Information about other selling securityholders will be set forth in one or more post-effective amendments, if required. Assumes that any other holders of notes, or any future transferees, pledges, donees, or successors of or from any such other holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

     We prepared this table based on the information supplied to us by the selling securityholders named in the table, and we have not sought to verify such information. We do not believe we have had in the past three years any material relationships with the selling securityholders listed in the above table and such selling securityholders have not advised us of any such material relationships. However, in the ordinary course of business, Credit Suisse First Boston LLC, DBAG LONDON, an affiliate of Deutsche Bank, and Morgan Stanley & Co., Incorporated, and each of their respective affiliates, have performed in the past three years banking, investment banking, custodial, advisory and other financial services for us or our subsidiaries from time to time for which they have received customary fees and expenses. In particular, an affiliate of Credit Suisse First Boston LLC is a lender under our bank credit agreements. Credit Suisse First Boston LLC, Deutsche Bank and Morgan Stanley & Co., Incorporated, and each of their respective affiliates may, from time to time, engage in transactions with and perform services for us in the future.

     The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of the notes or shares of our common stock since the date on which the information in the above table was provided to us. Information about the selling securityholders may change over time.

     Because the selling securityholders may offer all or some of their notes or the shares of our common stock issuable upon conversion of the notes from time to time, we cannot estimate the amount of the notes or number of shares of our common stock that will be held by the selling securityholders upon the termination of any particular offering by such selling securityholder. Please refer to "Plan of Distribution."

                              PLAN OF DISTRIBUTION

     The notes and the common stock are being registered to permit public secondary trading of these securities by the holders thereof from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses (other than any underwriting discounts and selling commissions) in connection with the registration and sale of the notes and the common stock covered by this prospectus.

     We will not receive any of the proceeds from the offering of notes or the common stock by the selling securityholders. We have been advised by the selling securityholders that the selling securityholders may sell all or a portion of the notes and common stock beneficially owned by them and offered hereby from time to time on any exchange on which the securities are listed on terms to be determined at the times of such sales. The selling securityholders may also make private sales directly or through a broker or brokers. Alternatively, any of the selling securityholders may from time to time offer the notes or the common stock beneficially owned by them through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the selling securityholders and the purchasers of the notes and the common stock for whom they may act as agent. The aggregate proceeds to the selling securityholders from the sale of the notes or common stock offering by them hereby will be the purchase price of such notes or common stock less discounts and commissions, if any.

     The notes and common stock may be sold from time to time in one or more transactions at fixed offering prices, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. These prices will be determined by the holders of such securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection therewith.

     These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

     In connection with sales of the notes or our common stock or otherwise, the selling securityholder may enter into hedging transactions with broker-dealers or others, which may in turn engage in short sales of the notes or our common stock in the course of hedging the positions they assume. The selling securityholder may also sell notes or our common stock short and deliver notes or our common stock to close out short positions, or loan or pledge notes or our common stock to broker-dealers or others that in turn may sell such securities. The selling securityholder may pledge or grant a security interest in some or all of the notes or our common stock issued upon conversion of the notes owned by it and if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the notes or our common stock from time to time pursuant to this prospectus. The selling securityholder also may transfer and donate notes or shares of our common stock issuable upon conversion of the notes in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling securityholder for purposes of the prospectus. The selling securityholder may sell short our common stock and may deliver this prospectus in connection with such short sales and use the shares of our common stock covered by the prospectus to cover such short sales. In addition, any notes or shares of our common stock covered by this prospectus that qualify for sale pursuant to Rule 144, Rule 144A or any other available exemption from registration under the Securities Act may be sold under Rule 144, Rule 144A or such other available exemption.

     At the time a particular offering of notes or shares of our common stock issuable upon conversion of the notes is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of notes or number of shares of our common stock being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, if any, and any discounts, commissions or concessions allowed or reallowed to be paid to brokers or dealers.

     Although the notes are eligible for trading in the PORTAL market, we do not intend to apply for listing of the notes on any securities exchange or for inclusion of the notes in any automated quotation system. Accordingly, no assurance can be given as to the development of liquidity or any trading market for the notes. See "Risk Factors -- Risks Relating to the Notes." Our outstanding common stock is listed for trading on the New York Stock Exchange.

     The notes were issued and sold on June 10, 2003 in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be "qualified institutional buyers" (as defined in Rule 144A under the Securities Act). We have agreed to indemnify the initial purchasers and each selling securityholder, and each selling securityholder has agreed to indemnify us, the initial purchasers and each other selling securityholder against certain liabilities arising under the Securities Act.

     Selling securityholders and any underwriters, dealers, brokers or agents who participate in the distribution of the notes or our common stock may be deemed to be "underwriters" within the meaning of the Securities Act and any profits on the sale of the notes and our common stock by them and any discounts, commissioners or concessions received by any such underwriters, dealers, brokers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

     The selling securityholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M which may limit the timing of purchases and sales of the notes and our common stock by the selling securityholders and any other such person. Furthermore, Regulation M under the Exchange Act may restrict the ability of any person engaged in a distribution of the notes and our common stock being distributed for a period of up to five business days prior to the commencement of such distribution. All of the foregoing may affect the marketability of the notes and our common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and our common stock.

     We will use our reasonable efforts to keep the registration statement of which this prospectus is a part effective until the earliest of (i) the sale pursuant to Rule 144 under the Securities Act or a shelf registration statement of all the notes and the shares of common stock issuable upon conversion of the notes and (ii) the expiration of the holding period applicable to such securities held by our nonaffiliates under Rule 144(k) under the Securities Act, or any successor provision, subject to certain permitted exceptions. See "Description of Notes -- Registration Rights."

                                 LEGAL MATTERS

     The validity of the notes and the validity of the common stock issuable upon conversion of the notes have been passed upon for Continental Airlines, Inc. by Vinson & Elkins L.L.P., Houston, Texas.

                                    EXPERTS

     The consolidated financial statements (including the financial statement schedule) of Continental Airlines, Inc. appearing in its Annual Report (Form 10-K/A-1) for the year ended December 31, 2002 have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such consolidated financial statements (including the financial statement schedule) are, and audited consolidated financial statements to be included in subsequently filed documents will be, incorporated herein by reference in reliance upon such reports of Ernst & Young LLP pertaining to such consolidated financial statements (to the extent covered by consents filed with the SEC) given on the authority of such firm as experts in accounting and auditing.

                               (CONTINENTAL LOGO)

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses payable by us in connection with the registration of the securities covered hereby. All expenses other than the SEC registration fee are estimates. Each selling securityholder will pay all costs and expenses of selling its securities, including all agency fees and commissions and underwriting discounts and commissions and all fees and disbursements of its counsel or other advisors or experts retained by such selling securityholder, other than the counsel and experts specifically referred to in the registration rights agreement relating to the securities.

Registration fee............................................   $ 14,158
Fees and expenses of accountants............................     75,000
Fees and expenses of legal counsel..........................     75,000
Printing and engraving expenses.............................     20,000
Miscellaneous...............................................     20,000
                                                               --------
  Total.....................................................   $204,158
                                                               ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     As permitted by Section 102 of the Delaware General Corporation Law (the "DGCL"), our Amended and Restated Certificate of Incorporation provides that, to the fullest extent permitted by Delaware law, no director shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as director. By virtue of these provisions, a director is not personally liable for monetary damages for breach of such director's fiduciary duty except for liability for (i) breach of duty of loyalty, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,
(iii) dividends or stock repurchases or redemptions that are unlawful under the DGCL and (iv) any transaction from which such director receives an improper personal benefit. In addition, our Amended and Restated Certificate of Incorporation provides that if the DGCL is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors will be eliminated or limited to the fullest extent permitted by the DGCL, as amended. As a result, our rights and our stockholders' rights to obtain monetary damages for acts or omissions of directors will be more limited than they would be in the absence of the limitation of liability provision. The limitation of liability provision does not limit or affect a stockholder's ability to seek and obtain relief under the federal securities laws.

     Section 145 of the DGCL permits indemnification upon a determination that an officer or director has met the applicable standard of conduct. Such officer or director is required to have acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of a corporation and, with respect to any criminal action, without reasonable cause to believe his conduct was unlawful. Section 145 does not authorize indemnification in actions brought by or in the right of a corporation with respect to any claim, issue or matter as to which a director or officer is adjudged to be liable to the corporation, unless specifically authorized by the Delaware Court of Chancery or the court in which such action is brought. Our Amended and Restated Certificate of Incorporation provides for the mandatory indemnification of officers and directors to the fullest extent permitted under the DGCL. Section 145 also expressly provides that the power to indemnify authorized thereby is not exclusive of any rights granted under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

     The above discussion of our Amended and Restated Certificate of Incorporation and of Sections 102 and 145 of the DGCL is not intended to be exhaustive and is qualified in its entirety by our Amended and Restated Certificate of Incorporation and the DGCL.

     We have purchased liability insurance policies covering our directors and officers to insure against certain losses incurred by them.

ITEM 16.  EXHIBITS.

 +1.1    --    Purchase Agreement by and among us and Citigroup Global
               Markets Inc., Credit Suisse First Boston LLC, Morgan Stanley
               & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith
               Incorporated, dated as of June 10, 2003.
  4.1    --    Amended and Restated Certificate of Incorporation
               (incorporated by reference to Exhibit 3.1 to our Annual
               Report on Form 10-K for the fiscal year ended December 31,
               2000).
  4.2    --    Certificate of Designation of Series A Junior Participating
               Preferred Stock (incorporated by reference to Exhibit 3.1(a)
               to our Annual Report on Form 10-K for the fiscal year ended
               December 31, 2000).
  4.3    --    Certificate of Amendment of Certificate of Designation of
               Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit 3.1(b) to our Annual Report on Form
               10-K for the year ended December 31, 2001).
  4.4    --    Certificate of Designation of Series B Preferred Stock
               (incorporated by reference to Exhibit 3.1(b) to our Annual
               Report on Form 10-K for the fiscal year ended December 31,
               2000).
  4.5    --    Bylaws (incorporated by reference to Exhibit 3.2 to our
               Annual Report on Form 10-K for the fiscal year ended
               December 31, 2000).
  4.6    --    Specimen Class B Common Stock Certificate (incorporated by reference to Exhibit 4.1 to our Registration Statement on
               Form S-1 (No. 33-68870)).
  4.7    --    Amended and Restated Rights Agreement, dated as of November
               15, 2000, between us and ChaseMellon Shareholder Services,
               LLC, as rights agent (incorporated by reference to Exhibit
               99.11 to our Current Report on Form 8-K dated November 15,
               2000).
  4.8    --    Form of Rights Certificate (incorporated by reference to
               Exhibit B to Exhibit 99.11 to our Current Report our Form
               8-K dated November 15, 2000).
  4.9    --    Warrant Agreement, dated as of April 27, 1993 (incorporated by reference to Exhibit 4.7 to our Current Report on Form
               8-K dated April 16, 1993).
  4.10   --    We hereby agree to furnish to the SEC, upon request, copies of certain instruments defining the rights of holders of
               long-term debt of the kind described in Item
               601(b)(4)(iii)(A) of Regulation S-K.
 +4.11   --    Indenture by and between us and Bank One, N.A., dated as of
               June 10, 2003, relating to our 5% Convertible Notes due
               2023.
 +4.12   --    Form of 5% Convertible Note due 2023 (included as an exhibit to Exhibit 4.11).
 +4.13   --    Registration Rights Agreement by and among us and Citigroup
               Global Markets Inc., Credit Suisse First Boston LLC, Morgan
               Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner
               & Smith Incorporated, as initial purchasers, dated as of
               June 10, 2003.
 +5.1    --    Opinion of Vinson & Elkins L.L.P.
+12.1    --    Calculation of Ratio of Earnings to Fixed Charges.
*23.1    --    Consent of Ernst & Young LLP.
+23.2    --    Consent of Vinson & Elkins L.L.P. (included in Exhibit 5.1).
+24.1    --    Powers of Attorney.
+25.1    --    Form T-1 Statement of Eligibility and Qualification under
               the Trust Indenture Act of 1939 of Bank One, N.A., as
               trustee under the Indenture.

---------------

* The version of this exhibit filed with this amendment replaces the version originally filed.

+ Previously filed.

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes:

     1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          a. To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          b. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee", table in the effective registration statement; and

          c. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the undertakings set forth in clauses a and b above do not apply if information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, that are incorporated by reference in the registration statement.

     2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     4. That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

     5. That, for purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions set forth in response to Item 15, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Houston, State of Texas, December 10, 2003.


                                          CONTINENTAL AIRLINES, INC.

                                          By:     /s/ JENNIFER L. VOGEL
                                            ------------------------------------
                                              Name: Jennifer L. Vogel
                                              Title:   Senior Vice President,
                                                       General Counsel and
                                                       Secretary


     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed on behalf of the following persons in the capacities indicated, on December 10, 2003.


                    SIGNATURE                                              TITLE
                    ---------                                              -----

                        *                              Chairman of the Board, Chief Executive Officer
 ------------------------------------------------        (Principal Executive Officer) and Director
                Gordon M. Bethune


                        *                             President, Chief Operating Officer and Director
 ------------------------------------------------
               Lawrence W. Kellner


                        *                            Senior Vice President, and Chief Financial Officer
 ------------------------------------------------              (Principal Financial Officer)
                Jeffrey J. Misner


                        *                                      Vice President and Controller
 ------------------------------------------------              (Principal Accounting Officer)
                  Chris T. Kenny


                        *                                                 Director
 ------------------------------------------------
              Thomas J. Barrack, Jr.


                        *                                                 Director
 ------------------------------------------------
                 David Bonderman


                        *                                                 Director
 ------------------------------------------------
               Kirbyjon H. Caldwell


                        *                                                 Director
 ------------------------------------------------
                  Patrick Foley


                        *                                                 Director
 ------------------------------------------------
             Douglas H. McCorkindale


                        *                                                 Director
 ------------------------------------------------
               George G. C. Parker

                    SIGNATURE                                              TITLE
                    ---------                                              -----


                        *                                                 Director
 ------------------------------------------------
                 Richard W. Pogue


                        *                                                 Director
 ------------------------------------------------
               William S. Price III


                        *                                                 Director
 ------------------------------------------------
              Karen Hastie Williams


                        *                                                 Director
 ------------------------------------------------
                Ronald B. Woodard


                        *                                                 Director
 ------------------------------------------------
               Charles A. Yamarone


 *By:             /s/ JENNIFER L. VOGEL
        ------------------------------------------
                    Jennifer L. Vogel
                     Attorney in Fact

                                 EXHIBIT INDEX

 +1.1    --    Purchase Agreement by and among us and Citigroup Global
               Markets Inc., Credit Suisse First Boston LLC, Morgan Stanley
               & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith
               Incorporated, dated as of June 10, 2003.
  4.1    --    Amended and Restated Certificate of Incorporation
               (incorporated by reference to Exhibit 3.1 to our Annual
               Report on Form 10-K for the fiscal year ended December 31,
               2000).
  4.2    --    Certificate of Designation of Series A Junior Participating
               Preferred Stock (incorporated by reference to Exhibit 3.1(a)
               to our Annual Report on Form 10-K for the fiscal year ended
               December 31, 2000).
  4.3    --    Certificate of Amendment of Certificate of Designation of
               Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit 3.1(b) to our Annual Report on Form
               10-K for the year ended December 31, 2001).
  4.4    --    Certificate of Designation of Series B Preferred Stock
               (incorporated by reference to Exhibit 3.1(b) to our Annual
               Report on Form 10-K for the fiscal year ended December 31,
               2000).
  4.5    --    Bylaws (incorporated by reference to Exhibit 3.2 to our
               Annual Report on Form 10-K for the fiscal year ended
               December 31, 2000).
  4.6    --    Specimen Class B Common Stock Certificate (incorporated by reference to Exhibit 4.1 to our Registration Statement on
               Form S-1 (No. 33-68870)).
  4.7    --    Amended and Restated Rights Agreement, dated as of November
               15, 2000, between us and ChaseMellon Shareholder Services,
               LLC, as rights agent (incorporated by reference to Exhibit
               99.11 to our Current Report on Form 8-K dated November 15,
               2000).
  4.8    --    Form of Rights Certificate (incorporated by reference to
               Exhibit B to Exhibit 99.11 to our Current Report our Form
               8-K dated November 15, 2000).
  4.9    --    Warrant Agreement, dated as of April 27, 1993 (incorporated by reference to Exhibit 4.7 to our Current Report on Form
               8-K dated April 16, 1993).
  4.10   --    We hereby agree to furnish to the SEC, upon request, copies of certain instruments defining the rights of holders of
               long-term debt of the kind described in Item
               601(b)(4)(iii)(A) of Regulation S-K.
 +4.11   --    Indenture by and between us and Bank One, N.A., dated as of
               June 10, 2003, relating to our 5% Convertible Notes due
               2023.
 +4.12   --    Form of 5% Convertible Note due 2023 (included as an exhibit to Exhibit 4.11).
 +4.13   --    Registration Rights Agreement by and among us and Citigroup
               Global Markets Inc., Credit Suisse First Boston LLC, Morgan
               Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner
               & Smith Incorporated, as initial purchasers, dated as of
               June 10, 2003.
 +5.1    --    Opinion of Vinson & Elkins L.L.P.
+12.1    --    Calculation of Ratio of Earnings to Fixed Charges.
*23.1    --    Consent of Ernst & Young LLP.
+23.2    --    Consent of Vinson & Elkins L.L.P. (included in Exhibit 5.1).
+24.1    --    Powers of Attorney.
+25.1    --    Form T-1 Statement of Eligibility and Qualification under
               the Trust Indenture Act of 1939 of Bank One, N.A., as
               trustee under the Indenture.

---------------

* The version of this exhibit filed with this amendment replaces the version originally filed.

+ Previously filed.